UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A INFORMATION

**Proxy Statement Pursuant to Section 14(a) of the
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NIKE, Inc.

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2022 NOTICE OF ANNUAL MEETING

MESSAGE FROM OUR EXECUTIVE CHAIRMAN

To Our Shareholders:

Fiscal 2022 was a pivotal year at NIKE. The Board of Directors oversaw significant transformations in support of the Consumer Direct Acceleration strategy, which NIKE executed in a dynamic operating environment. Through COVID-related disruptions, geopolitical tensions, and more, NIKE continued to deliver strong results and champion athletes and sport. And as many employees returned to the workplace, the Board celebrated NIKE's 50th anniversary by honoring the Company's past and overseeing its growth for the future.

The Board brought that same spirit of growth to corporate governance. We know that strong governance helps create long-term value for NIKE's shareholders—enabling responsible, sustainable growth, even in complex conditions. During fiscal 2022, the Board holistically assessed and enhanced our governance documents, including our Corporate Governance Guidelines and committee charters. We also continued to evolve as a Board, aligning committee rosters and refreshing our membership as we continue maintaining an appropriate balance of tenure, experience, and perspectives.

As we look ahead to our Annual Meeting of Shareholders, we are pleased to share our proxy statement with you. We continue to further enhance our disclosures in pursuit of transparency, clarity, and readability and in response to shareholder feedback. Changes this year include increased detail on director diversity, a new section highlighting Board oversight of ESG, and the addition of the Fiscal 2022 Annual Direct Compensation Table. This addition, which can be found in the Compensation Discussion and Analysis section, clarifies how we view executive compensation in light of our evolved long-term incentive compensation program.

We are pleased to invite you to attend the Annual Meeting of Shareholders of NIKE, Inc. to be held virtually on Friday, September 9, 2022, at 10:00 A.M. Pacific Time. Whether or not you plan to attend, the prompt execution and return of your proxy card will both assure that your shares are represented at the meeting and minimize the cost of proxy solicitation. Thank you for your continued support.

Sincerely,



MARK G. PARKER, EXECUTIVE CHAIRMAN

July 21, 2022

> "...the Board celebrated NIKE's 50th anniversary by honoring the Company's past and overseeing its growth for the future."

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS OF NIKE, INC.

You are cordially invited to the Annual Meeting of Shareholders of NIKE, Inc., an Oregon corporation:

DATE AND TIME:
Friday, September 9, 2022,
at 10:00 A.M. Pacific Time

LOCATION:
This year's meeting will be a virtual Annual Meeting at www.virtualshareholdermeeting.com/NKE2022

ITEMS OF BUSINESS:

	PROPOSAL	PAGE REFERENCE
1	To elect the 10 directors named in the accompanying proxy statement for the ensuing year.	Page 7

	Class A Will elect seven directors.	**Class B** Will elect three directors.

Holders of Class A Stock and holders of Class B Stock will vote together as one class on all other proposals.

2	To approve executive compensation by an advisory vote.	Page 27
3	To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm.	Page 52
4	To approve the amendment of the NIKE, Inc. Employee Stock Purchase Plan to increase the number of authorized shares.	Page 54
5	To consider a shareholder proposal regarding a policy on China sourcing, as described in the accompanying proxy statement, if properly presented at the meeting.	Page 58
6	To transact such other business as may properly come before the meeting.	

Due to the public health impact of the COVID pandemic and to support the well-being of our employees and shareholders, we have decided to hold this year's Annual Meeting in a virtual format only. Shareholders of record at the close of business on July 8, 2022, the record date fixed by the Board of Directors, may attend the Annual Meeting, vote, and submit questions in advance of and during the meeting. To attend, vote at, and submit questions during the Annual Meeting, visit www.virtualshareholdermeeting.com/NKE2022 and enter the 16-digit control number included in your Notice Regarding the Availability of Proxy Materials, voting instructions form, or proxy card. Questions may be submitted in advance of the Annual Meeting by visiting www.proxyvote.com and entering your 16-digit control number.

By Order of the Board of Directors,



Mary I. Hunter
Vice President, Corporate Secretary

> **Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders To Be Held on September 9, 2022. The proxy statement and NIKE, Inc.'s 2022 Annual Report to Shareholders are available online at www.investorvote.com or www.proxyvote.com, for registered and beneficial owners, respectively.**

TABLE OF CONTENTS

PROXY STATEMENT

We are furnishing proxy materials to our shareholders primarily via the Internet, by mailing a Notice Regarding the Availability of Proxy Materials, or "Notice", instead of mailing printed copies of those materials to each shareholder. The Notice directs shareholders to a website where they can access our proxy materials, including our proxy statement and our annual report, and view instructions on how to vote online or by telephone. If you would prefer to receive a paper copy of our proxy materials, please follow the instructions included in the Notice. If you have previously elected to receive our proxy materials electronically, you will continue to receive access to these materials electronically unless you elect otherwise.

The enclosed proxy is solicited by the Board of Directors (the "Board") of NIKE, Inc. ("NIKE" or the "Company") for use at the annual meeting of shareholders to be held on September 9, 2022, and at any adjournment thereof (the "Annual Meeting"). Our principal executive offices are located at One Bowerman Drive, Beaverton, Oregon 97005-6453. This proxy statement is first being made available to shareholders on or about July 28, 2022. Shareholders may submit a proxy to vote at the Annual Meeting by following the instructions on the Notice, online or by telephone, or (if they have received paper copies of the proxy materials) by returning a proxy card.

The Company will bear the cost of soliciting proxies. In addition to soliciting proxies by mail, certain officers and employees of the Company, without extra compensation, may also solicit proxies personally or by telephone. Copies of proxy solicitation materials will be furnished to fiduciaries, custodians, and brokerage houses for forwarding to the beneficial owners of shares held in their names. We may retain Georgeson, Inc. to solicit proxies at a cost we anticipate will not exceed $17,500.

Shares that are properly voted online or by telephone or for which proxy cards are properly executed and received by the Company prior to the Annual Meeting will be voted in accordance with the instructions specified in such proxies. Where no instructions are given, shares will be voted "FOR" the election of each of the named nominees for director (Proposal 1), "FOR" the proposal regarding an advisory vote to approve executive compensation (Proposal 2), "FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm (Proposal 3), "FOR" the approval of the amendment of the NIKE, Inc. Employee Stock Purchase Plan to increase the authorized shares (Proposal 4), and "AGAINST" the shareholder proposal regarding a policy on China sourcing (Proposal 5).

A shareholder giving the enclosed proxy has the power to revoke it at any time before it is exercised by affirmatively electing to vote at the meeting or by delivering to the Corporate Secretary of NIKE, Inc. either an instrument of revocation or an executed proxy bearing a later date.

VIRTUAL MEETING

Due to the public health impact of the COVID pandemic and to support the well-being of our employees and shareholders, we have decided to hold this year's Annual Meeting in a virtual meeting format only. Shareholders of record at the close of business on July 8, 2022 may attend the Annual Meeting, vote, and submit questions in advance of and during the meeting. To attend, vote at, and submit questions during the Annual Meeting, visit www.virtualshareholdermeeting.com/NKE2022 and enter the 16-digit control number included in your Notice, voting instructions form, or proxy card. Online access to the webcast will open approximately 15 minutes prior to the start of the Annual Meeting to allow time for you to log in and test the computer audio system. To submit questions in advance of the Annual Meeting, visit www.proxyvote.com before 11:59 P.M. Eastern Time on September 8, 2022 and enter the 16-digit control number included in your Notice, voting instructions form, or proxy card.

VOTING SECURITIES AND VOTE REQUIRED

Holders of record of NIKE's Class A Common Stock ("Class A Stock") and holders of record of NIKE's Class B Common Stock ("Class B Stock" and together with the Class A Stock, the "Common Stock") at the close of business on July 8, 2022 will be entitled to vote at the Annual Meeting. On that date, 304,903,252 shares of Class A Stock and 1,263,652,653 shares of Class B Stock were issued and outstanding. Neither class of Common Stock has cumulative voting rights.

Each share of Class A Stock and each share of Class B Stock is entitled to one vote. The holders of our Common Stock will vote together on all matters at the Annual Meeting except for the election of directors, for which the holders of Class A Stock and holders of Class B Stock will vote separately. Holders of Class B Stock are currently entitled to elect 25 percent of the Board, rounded up to the next whole number, and holders of Class A Stock are currently entitled to elect the remaining directors. Under this formula, holders of Class B Stock will elect three directors at the Annual Meeting and holders of Class A Stock will elect seven directors.

For Proposal 1, the election of directors, a majority of the votes entitled to be cast by each of the Class A Stock and Class B Stock separately constitutes a quorum of Class A Stock and Class B Stock, respectively. Under Oregon law and our Bylaws, if a quorum of each class of Common Stock is present at the meeting, the three director nominees who receive the greatest number of votes cast by holders of Class B Stock and the seven director nominees who receive the greatest number of votes cast by holders of Class A Stock will be elected directors. For Proposals 2, 3, 4, and 5, a majority of the votes entitled to be cast by both of the Class A Stock and Class B Stock together constitutes a quorum. If a quorum is present at the meeting, Proposals 2, 3, 4, and 5 will be approved if the votes cast in favor of the proposal exceed the votes cast against the proposal.

Abstentions and broker non-votes are counted for purposes of determining whether a quorum exists. Abstentions and broker non-votes are not included as votes cast and will not affect the outcome of any of the proposals. Broker non-votes occur when a person holding shares in street name, such as through a brokerage firm, does not provide instructions as to how to vote those shares and the broker does not then vote those shares on the shareholder's behalf.

CORPORATE GOVERNANCE

PROPOSAL 1
ELECTION OF DIRECTORS

A Board of 10 directors will be elected at the Annual Meeting. Directors will hold office until the next annual meeting of shareholders or until their successors are elected and qualified. All of the nominees were elected at the 2021 annual meeting of shareholders.

Mr. Alan B. Graf, Jr., Dr. Peter B. Henry, and Ms. Michelle A. Peluso are nominated by the Board for election by the holders of Class B Stock. The other seven nominees are nominated by the Board for election by the holders of Class A Stock.

Under Oregon law and our Bylaws, if a quorum of each class of shareholders is present at the Annual Meeting, the seven director nominees who receive the greatest number of votes cast by holders of Class A Stock and the three director nominees who receive the greatest number of votes cast by holders of Class B Stock will be elected directors. Abstentions and broker non-votes will have no effect on the results of the vote. Unless otherwise instructed, proxy holders will vote the proxies they receive for the nominees listed below. If any nominee becomes unable to serve, the holders of the proxies may, in their discretion, vote the shares for a substitute nominee or nominees designated by the Board.

The Bylaws and the Corporate Governance Guidelines of the Company provide that any nominee for director in an uncontested election who receives a greater number of votes "withheld" from his or her election than votes "for" such election shall tender his or her resignation for consideration by the Corporate Responsibility, Sustainability & Governance Committee. The committee will recommend to the Board the action to be taken with respect to the resignation. The Board will publicly disclose its decision within 90 days after the certification of the election results.

Background information on the nominees as of July 21, 2022, including certain of the attributes that led to their selection, appears below. The Corporate Responsibility, Sustainability & Governance Committee has determined that each director meets the qualification standards described below under "Individual Board Skills Matrix—Director Nominations". In addition, the Board firmly believes that the experience, attributes, and skills of any single director nominee should not be viewed in isolation, but rather in the context of the experience, attributes, and skills that all director nominees bring to the Board as a whole, each of which contributes to the function of an effective Board.

BOARD RECOMMENDATION

 The Board of Directors recommends that the Class A Shareholders vote **FOR** the election of nominees to the Board of Directors

 The Board of Directors recommends that the Class B Shareholders vote **FOR** the election of nominees to the Board of Directors

NIKE, INC. BOARD OF DIRECTORS

BOARD OVERVIEW

Our director nominees consist of 10 individuals selected on the basis of numerous criteria, including experience and achievements, fields of significant knowledge, good character, sound judgment, and diversity. We view the effectiveness of our Board both through an individual and collective lens and believe that our Board is optimized to support and guide the Company.

DIVERSITY



50% Diverse

3/10 Female

3/10 Racially or ethnically diverse

AGE



58 Average age

40% 60 and Under

>60

TENURE



9.1 YEARS Average Tenure

40% Under 6 years

6+ years

BOARD SKILLS, EXPERIENCES, AND QUALIFICATIONS



DIVERSITY 5/10
Gender or racial or ethnic diversity that adds a range of perspectives and expands the Board's understanding of the needs and viewpoints of consumers, employees, and other stakeholders worldwide.



FINANCIAL EXPERTISE 10/10
Financial expertise assists our Board in overseeing our financial statements, capital structure, and internal controls.



CEO EXPERIENCE 7/10
CEO experience brings leadership qualifications and skills that help our Board to capably advise, support, and oversee our management team, including regarding our strategy to drive long-term value.



INTERNATIONAL 7/10
International exposure yields an understanding of diverse business environments, economic conditions, and cultural perspectives that informs our global business and strategy and enhances oversight of our multinational operations.



DIGITAL/TECHNOLOGY 4/10
Technology experience helps our Board oversee cybersecurity and advise our management team as we seek to enhance the consumer experience and further develop our multi-channel strategy.



RETAIL INDUSTRY 5/10
Retail experience brings a deep understanding of factors affecting our industry, operations, business needs, and strategic goals.



MEDIA 1/10
Media experience provides the Board with insight about connecting with consumers and other stakeholders in a timely and impactful manner.



ACADEMIA 1/10
Academia provides organizational management experience and knowledge of current issues in academia and thought leadership.



HR/TALENT MANAGEMENT 6/10
HR and talent management experience assists our Board in overseeing executive compensation, succession planning, and employee engagement.



GOVERNANCE 7/10
Public company board experience provides insight into new and best practices which informs our commitment to excellence in corporate governance.

CORPORATE GOVERNANCE HIGHLIGHTS

✓ 7 out of 10 director nominees are independent

✓ Separate Chair, CEO, and Lead Independent Director positions with clearly defined roles

✓ "Evergreen" approach to Board refreshment, with 3 new independent directors added in last 4 fiscal years

✓ Director nominees selected based on robust qualification standards, including the desire to represent and serve the interests of all shareholders, and a holistic approach to Board composition

✓ Retirement policy generally requires that directors do not stand for election after reaching the age of 72

NOMINEES FOR ELECTION BY CLASS A SHAREHOLDERS

CATHLEEN A. BENKO

AGE	DIRECTOR SINCE	COMMITTEES	OTHER CURRENT PUBLIC DIRECTORSHIPS	FAVORITE NIKE PRODUCTS
64	2018	Audit & Finance; Compensation	SolarWinds Corporation	Nike Air Max and Nike Epic Lux Leggings



SKILLS, EXPERIENCES AND QUALIFICATIONS

- DIVERSITY
- FINANCIAL EXPERTISE
- DIGITAL/TECHNOLOGY
- HR/TALENT MANAGEMENT
- INTERNATIONAL

Ms. Benko is a former Vice Chairman and Managing Principal of Deloitte LLP ("Deloitte"), an organization that, through its subsidiaries and network of member firms, provides audit, consulting, tax, and advisory services to clients globally. During her nearly 30-year career with Deloitte, Ms. Benko held many leadership roles, several concurrent with her appointment as Vice Chairman and Managing Principal in 2011.

- From 2015 to 2018, Ms. Benko served as Senior Partner working within the firm's "Digital Giants" practice where she was the senior advisory partner for several digital-native companies.
- From 2010 to 2014, Ms. Benko served as Chief Digital, Brand, and Communications Officer.
- Previous to her role as Chief Digital, Brand, and Communications Officer, Ms. Benko held multiple technology and talent management roles, including serving as the company's first Vice Chairman and Chief Talent Officer from 2006 to 2010, its Chief Inclusion Officer from 2008 to 2010, and as Managing Principal, Initiative for the Retention and Advancement of Women, from 2003 to 2009.
- Ms. Benko led Deloitte's technology sector from 2003 to 2007 and was previously Deloitte's first Global e-Business Leader, a position she held from 1998 to 2002.

Ms. Benko is a member of the Board of Directors of SolarWinds Corporation. In addition to this public company board service, she also holds board positions at nonprofits Stanford Institute for Research in the Social Sciences, the International Women's Forum, American Corporate Partners, and the National Association of Corporate Directors. She is also on the board of WorkBoard, a privately-held company. Ms. Benko is chair of Harvard Business School/NC's Advisory Council.

TIMOTHY D. COOK, LEAD INDEPENDENT DIRECTOR

AGE	DIRECTOR SINCE	COMMITTEE	OTHER CURRENT PUBLIC DIRECTORSHIPS	FAVORITE NIKE PRODUCTS
61	2005	Compensation, Chair	Apple Inc.	Nike Epic React, Nike Tech Pack Hoodie, and Nike Air Max 270



SKILLS, EXPERIENCES AND QUALIFICATIONS

FINANCIAL EXPERTISE	DIGITAL/TECHNOLOGY	HR/TALENT MANAGEMENT
CEO EXPERIENCE	RETAIL INDUSTRY	GOVERNANCE
INTERNATIONAL		

Mr. Cook is the Company's Lead Independent Director and is the Chief Executive Officer of Apple Inc. ("Apple").

- Mr. Cook joined Apple in March 1998 as Senior Vice President of Worldwide Operations and also served as its Executive Vice President, Worldwide Sales and Operations and Chief Operating Officer.
- Mr. Cook was Vice President, Corporate Materials for Compaq Computer Corporation from 1997 to 1998.
- Previous to his work at Compaq, Mr. Cook served in the positions of Senior Vice President Fulfillment and Chief Operating Officer of the Reseller Division at Intelligent Electronics from 1994 to 1997.
- Mr. Cook also worked for International Business Machines Corporation from 1983 to 1994, most recently as Director of North American Fulfillment.

Mr. Cook is a member of the Board of Directors of Apple. In addition to this public company board service, he is also a member of the Board of Directors of the National Football Foundation and Duke University Board of Trustees.

JOHN J. DONAHOE II

AGE	DIRECTOR SINCE	COMMITTEE	OTHER CURRENT PUBLIC DIRECTORSHIPS	FAVORITE NIKE PRODUCTS
62	2014	Executive	PayPal Holdings, Inc.	Nike ZoomX Invincible Run



SKILLS, EXPERIENCES AND QUALIFICATIONS

FINANCIAL EXPERTISE

DIGITAL/TECHNOLOGY

HR/TALENT MANAGEMENT

CEO EXPERIENCE

RETAIL INDUSTRY

GOVERNANCE

INTERNATIONAL

Mr. Donahoe is President and Chief Executive Officer of NIKE, Inc. and has been a director since 2014.

- From 2017 to 2019, Mr. Donahoe served as President and Chief Executive Officer of ServiceNow, Inc. ("ServiceNow"), provider of enterprise cloud computing services for global enterprises.
- From 2008 to 2015, Mr. Donahoe served as President and Chief Executive Officer of eBay, Inc. ("eBay"), provider of the global eBay.com online marketplace and PayPal digital payments platform.
- Mr. Donahoe joined eBay in 2005 as President of eBay Marketplaces, responsible for eBay's global e-Commerce businesses.
- Prior to joining eBay, Mr. Donahoe was the Chief Executive Officer and Worldwide Managing Director of Bain & Company from 1999 to 2005, and a Managing Director from 1992 to 1999.

Mr. Donahoe is Chairman and a member of the Board of Directors of PayPal Holdings, Inc. In addition to this public company board service, he also serves on the Board of Trustees for The Bridgespan Group. Mr. Donahoe served on the Board of Directors of Intel Corporation from March 2009 to May 2017, and ServiceNow from March 2017 to June 2020.

THASUNDA B. DUCKETT

AGE	DIRECTOR SINCE	COMMITTEE	OTHER CURRENT PUBLIC DIRECTORSHIPS	FAVORITE NIKE PRODUCTS
48	2019	Corporate Responsibility, Sustainability & Governance	None	Nike Air Force 1



SKILLS, EXPERIENCES AND QUALIFICATIONS

DIVERSITY

FINANCIAL EXPERTISE

CEO EXPERIENCE

RETAIL INDUSTRY

HR/TALENT MANAGEMENT

Ms. Duckett is President and Chief Executive Officer of the Teachers Insurance and Annuity Association of America ("TIAA"), a leading provider of financial services in the academic, research, medical, cultural and governmental fields.

- Prior to joining TIAA, Ms. Duckett was Chief Executive Officer of Chase Consumer Banking at JPMorgan Chase & Co. ("JPMorgan Chase") from 2016 to 2021. Before that appointment, Ms. Duckett was appointed to various management positions at JPMorgan Chase, including:

  - From 2013 to 2016, Ms. Duckett served as the Chief Executive Officer of Chase Auto Finance, and

  - From 2004 to 2013, Ms. Duckett held multiple management and consumer lending roles.

- Prior to joining JPMorgan Chase, Ms. Duckett was Director of Emerging Markets at the Federal National Mortgage Association, or Fannie Mae.

Ms. Duckett is chair of the Otis and Rosie Brown Foundation and serves on the Board of Directors of Brex, National Medal of Honor Museum, and the Robert F. Kennedy Human Rights. She also serves on the Board of Trustees for Sesame Workshop.

TRAVIS A. KNIGHT

AGE	DIRECTOR SINCE	COMMITTEE	OTHER CURRENT PUBLIC DIRECTORSHIPS	FAVORITE NIKE PRODUCTS
48	2015	Executive	None	Nike Pegasus



SKILLS, EXPERIENCES AND QUALIFICATIONS

FINANCIAL EXPERTISE   CEO EXPERIENCE   MEDIA

Mr. Knight is the President and Chief Executive Officer of the animation studio, LAIKA, LLC ("LAIKA"), which specializes in feature-length films.

- Mr. Knight has been involved in all principal creative and business decisions at LAIKA since its founding in 2003, serving in successive management positions as Lead Animator, Vice President of Animation, and then as President and Chief Executive Officer in 2009.

- Mr. Knight was Producer and Director of the feature film Kubo and the Two Strings (2017) which was nominated for an Academy Award and winner of the BAFTA award for Best Animated Film.

- Mr. Knight has served as Producer and Lead Animator on Academy Award-nominated feature-length films The Boxtrolls (2014) and ParaNorman (2012), for which he won an Annie Award for Outstanding Achievement in Character Animation, and Lead Animator for Coraline (2009).

- Prior to his work at LAIKA, Mr. Knight held various animation positions at Will Vinton Studios from 1998 to 2002, and as a stop-motion animator for television series, commercials, and network promotions. He has been recognized for his work on the Emmy Award-winning stop-motion animated television series The PJs.

Mr. Knight serves on the Board of Directors of LAIKA. He is the son of NIKE's co-founder, Mr. Philip Knight, who currently serves as Chairman Emeritus. In addition to his skills and qualifications described above, Mr. Travis Knight was selected to serve on the Board because he has a significant role in the management of the Class A Stock owned by Swoosh, LLC, strengthening the alignment of the Board with the interests of NIKE shareholders.

MARK G. PARKER, EXECUTIVE CHAIRMAN OF THE BOARD

AGE	DIRECTOR SINCE	COMMITTEE	OTHER CURRENT PUBLIC DIRECTORSHIPS	FAVORITE NIKE PRODUCTS
66	2006	Executive, Chair	The Walt Disney Company	Nike Pegasus, Nike Air Max, and Nike React Infinity Run



SKILLS, EXPERIENCES AND QUALIFICATIONS

FINANCIAL EXPERTISE	INTERNATIONAL	HR/TALENT MANAGEMENT
CEO EXPERIENCE	RETAIL INDUSTRY	GOVERNANCE

Mr. Parker is Executive Chairman of the Board of Directors of the Company. He served as President and Chief Executive Officer of the Company from 2006 to January 2020.

- Mr. Parker has been employed by NIKE since 1979 with primary responsibilities in product research, design and development, marketing, and brand management.
- Mr. Parker was appointed:
  - President and Chief Executive Officer in 2006,
  - President of the NIKE Brand in 2001,
  - Vice President of Global Footwear in 1998,
  - General Manager in 1993,
  - Corporate Vice President in 1989, and
  - Divisional Vice President in charge of product development in 1987.

Mr. Parker is a member of the Board of Directors of The Walt Disney Company. In addition to his skills and qualifications described above, Mr. Parker was selected to serve on the Board because the experience gained while serving as the Company's Chief Executive Officer makes his position as Executive Chairman of the Board instrumental.

JOHN W. ROGERS, JR.

AGE	DIRECTOR SINCE	COMMITTEE	OTHER CURRENT PUBLIC DIRECTORSHIPS	FAVORITE NIKE PRODUCTS
64	2018	Corporate Responsibility, Sustainability & Governance	McDonald's Corporation, The New York Times Company, and Ryan Specialty Group Holdings, Inc.	Nike KD and Nike LeBron Basketball Shoes



SKILLS, EXPERIENCES AND QUALIFICATIONS

DIVERSITY

CEO EXPERIENCE

GOVERNANCE

FINANCIAL EXPERTISE

Mr. Rogers is Chairman, Co-Chief Executive Officer, and Chief Investment Officer of Ariel Investments, LLC, a privately-held money management firm he founded in 1983, which serves individual and institutional investors through its mutual funds and separate accounts. Mr. Rogers is a Trustee of Ariel Investment Trust, the investment company consisting of the five mutual funds his firm manages.

- In 2008, Mr. Rogers was awarded Princeton University's highest honor, the Woodrow Wilson Award, presented each year to the alumnus whose career embodies a commitment to national service.
- Mr. Rogers served as co-chair for the Presidential Inaugural Committee 2009, and more recently, joined the Barack Obama Foundation's Board of Directors.

Mr. Rogers is a member of the Board of Directors of McDonald's Corporation, The New York Times Company, and Ryan Specialty Group Holdings, Inc. In addition to this public company board service, he also serves as trustee of the University of Chicago, a member of the Board of Directors of the Robert F. Kennedy Human Rights, and the National Association of Basketball Coaches (NABC) Foundation, Inc., and a life trustee of the Chicago Symphony Orchestra. Mr. Rogers served on the Board of Directors of Exelon Corporation from October 2000 until April 2019.

BOARD RECOMMENDATION

 The Board of Directors recommends that the Class A Shareholders vote **FOR** the election of the nominees above to the Board of Directors.

NOMINEES FOR ELECTION BY CLASS B SHAREHOLDERS

ALAN B. GRAF, JR.

AGE	DIRECTOR SINCE	COMMITTEE	OTHER CURRENT PUBLIC DIRECTORSHIPS	FAVORITE NIKE PRODUCTS
68	2002	Audit & Finance, Chair	Mid-America Apartment Communities, Inc.	Nike ZoomX Invincible Run and Nike Dri-Fit Apparel



SKILLS, EXPERIENCES AND QUALIFICATIONS

FINANCIAL EXPERTISE   INTERNATIONAL   GOVERNANCE

Mr. Graf is the former Executive Vice President and Chief Financial Officer of FedEx Corporation ("FedEx"), a position he held from 1998 until his retirement in December 2020.

- Mr. Graf joined FedEx in 1980 and was Senior Vice President and Chief Financial Officer for FedEx Express, FedEx's predecessor, from 1991 to 1998.

Mr. Graf is a member of the Board of Directors of Mid-America Apartment Communities, Inc. In addition to this public company board service, he is also a director of the Indiana University Foundation and a member of the University of Memphis Board of Trustees. Mr. Graf previously served on the Board of Directors of Kimball International Inc., Storage USA, Inc., and Arkwright Mutual Insurance Co.

PETER B. HENRY

AGE	DIRECTOR SINCE	COMMITTEE	OTHER CURRENT PUBLIC DIRECTORSHIPS	FAVORITE NIKE PRODUCTS
52	2018	Audit & Finance	Citigroup Inc.	Nike Epic React



SKILLS, EXPERIENCES AND QUALIFICATIONS

- DIVERSITY
- INTERNATIONAL
- GOVERNANCE
- FINANCIAL EXPERTISE
- ACADEMIA

Dr. Henry is Dean Emeritus of New York University's Leonard N. Stern School of Business and the William R. Berkley Professor of Economics and Finance.

- Dr. Henry assumed the Deanship of the Stern School of Business in January 2010 and served through December 2017.
- Prior to joining Stern, Dr. Henry was the Konosuke Matsushita Professor of International Economics at the Stanford University Graduate School of Business.
- In June 2009, President Obama appointed Dr. Henry to the President's Commission on White House Fellowships.
- In 2008, Dr. Henry led Barack Obama's Presidential Transition Team in its review of international lending agencies such as the IMF and the World Bank.

Dr. Henry is a member of the Board of Directors of Citigroup Inc. In addition to this public company board service, he also serves on the Board of Directors of the National Bureau of Economic Research and the Economic Club of New York and serves on the Advisory Board for Protiviti and Biospring Partners. Dr. Henry is a member of the Council of Foreign Relations and the Economic Advisory Panel of the Federal Reserve Bank of New York. Dr. Henry served on the Board of Directors of General Electric from July 2016 until April 2018 and Kraft Foods Group, Inc. and its predecessor, Kraft Foods Inc., from May 2011 until July 2015.

MICHELLE A. PELUSO

AGE	DIRECTOR SINCE	COMMITTEE	OTHER CURRENT PUBLIC DIRECTORSHIPS	FAVORITE NIKE PRODUCTS
50	2014	Corporate Responsibility, Sustainability & Governance, Chair	None	Air Jordan 1 Low, Nike React Infinity Run, Nike Air Force 1, and Nike Epic Luxe Leggings



SKILLS, EXPERIENCES AND QUALIFICATIONS

- DIVERSITY
- INTERNATIONAL
- HR/TALENT MANAGEMENT
- FINANCIAL EXPERTISE
- DIGITAL/TECHNOLOGY
- GOVERNANCE
- CEO EXPERIENCE
- RETAIL INDUSTRY

Ms. Peluso is Executive Vice President and Chief Customer Officer at CVS Health, a diversified health services company, and has direct oversight for CVS Health's marketing and brand strategy, digital transformation, and the end-to-end consumer experience.

- Prior to joining CVS Health, Ms. Peluso was Senior Vice President, Digital Sales and Chief Marketing Officer at IBM from 2016 to 2021. She oversaw marketing and brand strategy and execution, digital sales, and the commercial business, globally. She was also responsible for the company's client experience.
- Prior to her work at IBM, Ms. Peluso served as Chief Executive Officer of online shopping destination Gilt Groupe, Inc. ("Gilt") from 2013 until its sale to Hudson's Bay Company in February 2016 and was on Gilt's Board of Directors from 2009 to 2016.
- From 2009 to 2013, Ms. Peluso served as Global Consumer Chief Marketing and Internet Officer of Citigroup Inc.
- From 2002 to 2009, Ms. Peluso held senior management positions at Travelocity.com LP ("Travelocity"), being appointed Chief Operating Officer in March 2003, and President and Chief Executive Officer in December 2003.
- Prior to joining Travelocity, in 1999 Ms. Peluso founded Site59, an online travel site, serving as its Chief Executive Officer until its acquisition by Travelocity in 2002.

Ms. Peluso is a member of the Board of Directors at the Ad Council and is on the Executive Council of the Board of Directors of the Association of National Advertisers. She is also a director of the nonprofit TechnoServe.

BOARD RECOMMENDATION

 The Board of Directors recommends that the Class B Shareholders vote **FOR** the election of the nominees above to the Board of Directors.

INDIVIDUAL BOARD SKILLS MATRIX

EXPERIENCE, EXPERTISE, OR ATTRIBUTES	BENKO	COOK	DONAHOE	DUCKETT	GRAF	HENRY	KNIGHT	PARKER	PELUSO	ROGERS
DIVERSITY Gender or racial or ethnic diversity that adds a range of perspectives and expands the Board's understanding of the needs and viewpoints of consumers, employees, and other stakeholders worldwide.	✓			✓		✓			✓	✓
FINANCIAL EXPERTISE Financial expertise assists our Board in overseeing our financial statements, capital structure, and internal controls.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
CEO EXPERIENCE CEO experience brings leadership qualifications and skills that help our Board to capably advise, support, and oversee our management team, including regarding our strategy to drive long-term value.		✓	✓	✓			✓	✓	✓	✓
INTERNATIONAL International exposure yields an understanding of diverse business environments, economic conditions, and cultural perspectives that informs our global business and strategy and enhances oversight of our multinational operations.	✓	✓	✓		✓	✓		✓	✓	
DIGITAL/TECHNOLOGY Technology experience helps our Board oversee cybersecurity and advise our management team as we seek to enhance the consumer experience and further develop our multi-channel strategy.	✓	✓	✓						✓	
RETAIL INDUSTRY Retail experience brings a deep understanding of factors affecting our industry, operations, business needs, and strategic goals.		✓	✓	✓				✓	✓	
MEDIA Media experience provides the Board with insight about connecting with consumers and other stakeholders in a timely and impactful manner.							✓			
ACADEMIA Academia provides organizational management experience and knowledge of current issues in academia and thought leadership.						✓				
HR/TALENT MANAGEMENT HR and talent management experience assists our Board in overseeing executive compensation, succession planning, and employee engagement.	✓	✓	✓	✓				✓	✓	
GOVERNANCE Public company board experience provides insight into new and best practices which informs our commitment to excellence in corporate governance.		✓	✓		✓	✓		✓	✓	✓

DIRECTOR NOMINATIONS

The Board of Directors takes an "evergreen" approach to Board refreshment, cultivating relationships with top talent on an ongoing basis. The Corporate Responsibility, Sustainability & Governance Committee identifies potential director candidates through a variety of means, including recommendations from members of the Corporate Responsibility, Sustainability & Governance Committee or the Board, suggestions from Company management, and shareholder recommendations. The committee may, in its discretion, engage director search firms to identify candidates. Shareholders may recommend director candidates for consideration by the Corporate Responsibility, Sustainability & Governance Committee by submitting a written recommendation to the committee, c/o Corporate Secretary, NIKE, Inc., One Bowerman Drive, Beaverton, Oregon 97005-6453. The recommendation should include the candidate's name, age, qualifications (including principal occupation and employment history), and written consent to be named as a nominee in the Company's proxy statement and to serve as a director, if elected.

The Board of Directors has adopted qualification standards for the selection of non-management nominees for director, which can be found at our corporate website: http://investors.nike.com. As provided in these standards and the Company's corporate governance guidelines, nominees for director are selected on the basis of, among other things, distinguished business experience or other non-business achievements; education; significant knowledge of international business, finance, marketing, technology, human resources, diversity & inclusion, law, or other fields which are complementary to, and balance the knowledge of, other Board members; a desire to represent and serve the interests of all shareholders; independence; good character; ethics; sound judgment; diversity; and ability to devote substantial time to discharge Board responsibilities.

The Corporate Responsibility, Sustainability & Governance Committee identifies qualified potential candidates without regard to their age, gender, race, national origin, sexual orientation, or religion. While the Board has no policy regarding Board member diversity, the Corporate Responsibility, Sustainability & Governance Committee considers and discusses diversity in selecting nominees for director and in the re-nomination of an incumbent director. The committee views diversity broadly to include, among other things, differences in backgrounds, qualifications, experiences, viewpoint, geographic location, education, skills and expertise (including financial, accounting, compliance, corporate social responsibility, public policy, cybersecurity, or other expertise relevant to service on the Board), professional and industry experience, and personal characteristics (including gender, ethnicity/race, and sexual orientation). The Board believes that a variety and balance of perspectives on the Board results in more thoughtful and robust deliberations, and ultimately, better decisions.

In considering the re-nomination of an incumbent director, the Corporate Responsibility, Sustainability & Governance Committee reviews the director's overall service to the Company during his or her term, including the number of meetings attended, level of participation, and quality of performance, as well as any special skills, experience, or diversity that such director brings to the Board. All potential new director candidates, whether recommended by shareholders or identified by other means, are initially screened by the Chair of the Corporate Responsibility, Sustainability & Governance Committee, who may seek additional information about the background and qualifications of the candidate, and who may determine that a candidate does not have qualifications that merit further consideration by the full committee. With respect to new director candidates who pass the initial screening, the Corporate Responsibility, Sustainability & Governance Committee meets to discuss and consider each candidate's qualifications and potential contributions to the Board, and determines by majority vote whether to recommend such candidate to the Board. The final decision to either appoint a candidate to fill a vacancy between annual meetings or include a candidate on the slate of nominees proposed at an annual meeting is made by the Board. Ms. Comstock, who has served on the Board since 2011, has announced that she will not stand for re-election to the Board at the Annual Meeting.

It is the general policy of the Board that directors will not stand for re-election after reaching the age of 72.

DIRECTOR INDEPENDENCE

Pursuant to New York Stock Exchange ("NYSE") listing rules, in order for a director to qualify as "independent", the Board of Directors must affirmatively determine that the director has no material relationship with the Company that would impair the director's independence. The Board affirmatively determined that commercial or charitable relationships below the following thresholds will not be considered material relationships that impair a director's independence: (1) if a NIKE director or immediate family member is an executive officer of another company that does business with NIKE and the annual sales to, or purchases from, NIKE are less than one percent of the annual revenues of the other company; and (2) if a NIKE director or immediate family member serves as an officer, director, or trustee of a charitable organization, and NIKE's contributions to the organization are less than one percent of that organization's total annual charitable receipts. After applying this categorical standard and the applicable NYSE independence standards, the Board has determined that the following directors who served during fiscal 2022—Cathleen A. Benko, Elizabeth J. Comstock, John G. Connors, Timothy D. Cook, Thasunda B. Duckett, Alan B. Graf, Jr., Peter B. Henry, Michelle A. Peluso, and John W. Rogers, Jr.—have no material relationship with the Company and, therefore, are independent. Messrs. John J. Donahoe II, Travis A. Knight, and Mark G. Parker were not independent pursuant to NYSE rules. Messrs. Donahoe and Parker were not independent pursuant to NYSE rules because they were employed by the Company during fiscal 2022. Mr. Knight was not independent pursuant to NYSE rules because he is the son of NIKE's co-founder and former Chairman of the Board, Mr. Philip Knight, who received compensation in excess of the threshold set forth in applicable NYSE rules for his position as Chairman Emeritus. The compensation paid to Mr. Philip Knight is described in the section below titled "Stock Ownership Information—Transactions with Related Persons".

BOARD STRUCTURE AND RESPONSIBILITIES

The Board is currently composed of eight independent directors and three directors who are not independent under the NYSE listing rules. Ms. Comstock, who is independent, will not stand for re-election to the Board at the Annual Meeting. During fiscal 2022, there were six meetings of the Board and all of our directors attended at least 75 percent of the total number of meetings of the Board and committees on which he or she served. The Company encourages all directors to attend each annual meeting of shareholders, and 11 of the 12 directors then standing for election attended the 2021 annual meeting.

BOARD LEADERSHIP STRUCTURE

NIKE's governing documents provide the Board with flexibility to select the appropriate leadership structure of the Company. In determining the leadership structure, the Board considers many factors, including the specific needs of the business, fulfilling the duties of the Board, and the best interests of the Company's shareholders. Effective January 2020, the Company separated the position of Chair of the Board from the position of President and CEO, although this is not a permanent policy of the Board. The Executive Chairman, Mr. Mark G. Parker, presides over meetings of the Board of Directors and shareholders. The President and CEO, Mr. John J. Donahoe II, is in charge of the general supervision, direction, and control of the business and affairs of the Company, subject to the overall direction and supervision of the Board and its committees.

Given the particular experience and tenure of Messrs. Parker and Donahoe, the Board believes this leadership structure is appropriate for the Company because it separates the leadership of the Board from the duties of day-to-day leadership of the Company. This structure permits Mr. Donahoe to primarily focus his time and attention on the business, while Mr. Parker directs his attention to the broad strategic issues considered by the Board of Directors. This structure works particularly well given the talent, experience and professional relationship of Messrs. Donahoe and Parker established during Mr. Donahoe's service on the Board beginning in 2014.

In 2016, the Corporate Responsibility, Sustainability & Governance Committee established the position of lead independent director to ensure strong independent leadership of the Board. The position of Lead Independent Director is entrusted to execute the following functions:

- serve as a liaison between the Chair and the independent directors;
- approve the meeting agendas for the Board;
- advise the Chair regarding the sufficiency, quality, quantity, and timeliness of information provided to the Board;
- ensure that meeting schedules permit sufficient time for discussion of all agenda items;
- provide consultation and direct communication with major shareholders, if requested;
- preside at meetings of the Board at which the Chair is not present, including executive sessions; and
- perform other duties specified in the Lead Independent Director Charter.

In June 2022, the Board re-appointed Mr. Tim Cook to serve as Lead Independent Director for a term of three years. Mr. Cook continues to serve as Lead Independent Director of the Company working in collaboration with Messrs. Parker and Donahoe.

The chairs of Board committees also play an active role in the leadership structure of the Board. The Corporate Responsibility, Sustainability & Governance Committee and the Board endeavor to select independent committee chairs who will provide strong leadership to guide the important work of the Board committees. Committee chairs work with the Company's senior executives to ensure the committees are discussing the key strategic risks and opportunities of the Company. In the absence of the Lead Independent Director, a presiding director is appointed to chair executive sessions of non-management directors (consisting of all directors other than Messrs. Parker and Donahoe). The position of presiding director is rotated among the chairs of the various Board committees, other than the Executive Committee. Executive sessions are regularly scheduled and held at least once each year.

Mr. Philip Knight, co-founder and former Chairman of the Company, serves as Chairman Emeritus, with a standing invitation to attend meetings of the Board and its committees as a non-voting observer. The Board believes that it benefits from the valuable experience and insights of the Company's co-founder and former Chairman of the Board.

For all of these reasons, the Board believes this leadership structure is optimal.

BOARD COMMITTEES

The Board's current standing committees are an Audit & Finance Committee; a Compensation Committee; a Corporate Responsibility, Sustainability & Governance Committee; and an Executive Committee. The Board may appoint other committees from time to time. Each standing committee has a written charter and all such charters, as well as the Company's corporate governance guidelines, are available at the Company's corporate website, http://investors.nike.com, and will be provided in print to any shareholder who submits a request in writing to NIKE Investor Relations, One Bowerman Drive, Beaverton, Oregon 97005-6453.

AUDIT & FINANCE COMMITTEE

MEMBERS:
Cathleen A. Benko*
Alan B. Graf, Jr., Chair
Peter B. Henry

MEETINGS IN FY '22: 12

ROLES AND RESPONSIBILITIES:

The Audit & Finance Committee provides assistance to the Board in fulfilling its legal and fiduciary obligations with respect to:

- Matters involving the Company's accounting, auditing, financial reporting, and internal controls, information security (including risks related to cyber security), data protection, and overseeing the Company's financial policies and activities;

- The integrity of the Company's financial statements and activities of the Company that may have a material impact on the financial position of the Company;

- The Company's compliance with legal and regulatory requirements;

- The independent auditor's qualifications and independence, and the performance of the Company's internal audit function and independent auditor;

- The Company's risk assessment and risk management processes and practices; and

- Considering long-term financing options, long-range tax, financial regulatory and foreign currency issues facing the Company, and management's recommendations concerning capital deployment strategy, major capital expenditures, and material acquisitions or divestitures.

The Board has determined that each member of the Audit & Finance Committee meets all independence and financial literacy requirements applicable to audit committees under the NYSE listing standards and applicable regulations adopted by the U.S. Securities and Exchange Commission (the "SEC"). The Board has also determined that Mr. Alan B. Graf, Jr. is an "audit committee financial expert" as defined in regulations adopted by the SEC.

*   Ms. Benko was appointed to the Audit & Finance Committee effective January 1, 2022, following the retirement of John Connors from the Board effective December 31, 2021.

COMPENSATION COMMITTEE

MEMBERS:
Cathleen A. Benko
Elizabeth J. Comstock*
Timothy D. Cook, Chair

MEETINGS IN FY '22: 3

ROLES AND RESPONSIBILITIES:

The Compensation Committee discharges the Board's responsibilities regarding executive and director compensation and senior leadership succession, and its duties include the following:

- Evaluate the performance of the CEO;

- Review and approve the compensation of each executive officer;

- Grant equity incentive awards under the NIKE, Inc. Stock Incentive Plan, and determine targets and awards under the NIKE, Inc. Executive Performance Sharing Plan and the NIKE, Inc. Long-Term Incentive Plan;

- Review and provide guidance to management regarding Company policies, programs, and practices related to talent management and development for executive officers and senior management; and

- Make recommendations to the Board regarding the compensation of directors.

The Board has determined that each member of the Compensation Committee meets all independence requirements applicable to compensation committees under the NYSE listing standards.

*   Ms. Comstock will not stand for re-election to the Board at the Annual Meeting.

CORPORATE RESPONSIBILITY, SUSTAINABILITY & GOVERNANCE COMMITTEE

MEMBERS:
Thasunda B. Duckett
Michelle A. Peluso, Chair
John W. Rogers, Jr.

MEETINGS IN FY '22: 4

ROLES AND RESPONSIBILITIES:

The Corporate Responsibility, Sustainability & Governance Committee sets the tone and pace for corporate governance and oversees our Purpose, which consists of the three pillars of People, Planet, and Play. Its duties include the following:

- Review and evaluate NIKE's significant strategies, activities, policies, investments, and programs regarding social purpose, corporate responsibility, and sustainability;

- Provide oversight of management's efforts to ensure that the Company's dedication to sustainability is reflected in its business operations;

- Monitor the Company's progress towards its diversity, equity and inclusion objectives and compliance with the Company's responsibilities as an equal opportunity employer;

- Review and evaluate the social, political, and environmental impact, trends, and issues in connection with the Company's business activities and make recommendations to the Board;

- Provide oversight of the Company's community and social impact efforts;

- Oversee protection of the Company's corporate reputation and other matters of importance to the Company and its stakeholders;

- Continue to identify individuals qualified to become Board members and recommend director nominees for election at each annual shareholder meeting;

- Review and reassess the Company's corporate governance framework, and make recommendations to the Board regarding proposed changes; and

- Oversee the annual self-evaluations of the Board and its committees and make recommendations to the Board concerning the structure and membership of the Board committees.

The Board has determined that each member of the Corporate Responsibility, Sustainability & Governance Committee meets all independence requirements applicable to nominating/corporate governance committees under the NYSE listing standards.

EXECUTIVE COMMITTEE

MEMBERS:
John J. Donahoe II
Travis A. Knight
Mark G. Parker, Chair

MEETINGS IN FY '22: 0

ROLES AND RESPONSIBILITIES:

The Executive Committee is authorized to act on behalf of the Board on all corporate actions for which applicable law does not require participation by the full Board.

- In practice, the Executive Committee acts in place of the full Board only when emergency issues or scheduling conflicts make it difficult or impracticable to assemble the full Board.

- All actions taken by the Executive Committee must be reported at the next Board meeting, or as soon thereafter as practicable.

The Executive Committee held no formal meetings during fiscal 2022, but took action by unanimous written consent.

THE BOARD'S ROLE IN RISK OVERSIGHT

While the Company's management team is responsible for day-to-day management of the various risks facing the Company, the Board takes an active role in the oversight of the management of critical business risks. The Board does not view risk in isolation. Risks are considered in virtually every business decision and as part of NIKE's business strategy. The Board recognizes it is neither possible nor prudent to eliminate all risk. Purposeful and appropriate risk-taking is essential for the Company to be competitive on a global basis and to achieve its strategic objectives.

THE BOARD OF DIRECTORS

The Board implements its risk oversight function both as a whole and through committees, which play a significant role in carrying out risk oversight. While the Audit & Finance Committee is responsible for oversight of management's risk management policies, oversight responsibility for particular areas of risk is allocated among the Board committees according to the committee's area of responsibility as reflected in the committee charters.



BOARD COMMITTEES

The **AUDIT & FINANCE COMMITTEE** oversees risks related to the Company's financial statements, the financial reporting process, accounting, legal matters, investments, access to capital and capital deployment, currency risk and hedging programs, information security (including risks related to cyber security), and data protection. The committee oversees the internal audit function, reviews a risk-based plan of internal audits, and reviews a risk-based integrated audit of internal controls over financial reporting. The committee meets separately with the Vice President of Global Audit and Chief Risk Officer, representatives of the independent registered public accountants, and senior management.

The **COMPENSATION COMMITTEE** oversees risks associated with the Company's compensation philosophy and programs and executive succession and development.

The **CORPORATE RESPONSIBILITY, SUSTAINABILITY & GOVERNANCE COMMITTEE** oversees risks associated with corporate social purpose and company governance, including NIKE's Code of Conduct and its compliance programs, and the structure and performance of the Board and its committees. The committee also oversees protection of the Company's corporate reputation including issues that involve social and community engagement, workplace diversity, equity, and inclusion, and sustainability relating to the Company's products, its supply chain (including labor practices), and the environment.



EXECUTIVE LEADERSHIP TEAM

Each committee chair works with one or more senior executives assigned to assist the committee in: developing agendas for the year and for each meeting, paying particular attention to areas of business risk identified by management, Board members, internal and external auditors, and in their committee charter; and scheduling agenda topics, presentations, and discussions regarding business risks within their area of responsibility. At meetings, the committees discuss areas of business risk, the potential impact, and management's initiatives to manage business risk, often within the context of important business decisions. Through this process, key business risk areas are reviewed at appropriate times, with some topics reviewed on multiple occasions throughout the year. At every Board meeting, each committee chair provides a report to the full Board outlining the committee's discussions and actions, including those affecting the oversight of various risks.

The Company believes its leadership structure, discussed in detail above, supports the risk oversight function of the Board. Strong directors chair the various committees involved in risk oversight, there is open communication between management and directors, and all directors are involved in the risk oversight function.

THE BOARD'S ROLE IN ESG OVERSIGHT

The Board takes an active role overseeing NIKE's commitment to, and progress on, environmental, social, and governance ("ESG") matters. The Board oversees ESG matters primarily through the Corporate Responsibility, Sustainability & Governance

Committee. In addition to overseeing corporate governance (generally, the "G" in "ESG"), this committee also oversees the risks and opportunities associated with NIKE's Purpose work, which covers the three pillars of People, Planet, and Play (generally, the "E" and "S" in "ESG"). The committee's responsibilities include reviewing and providing guidance to management regarding significant Purpose strategies, activities, policies, investments, and programs; reviewing the development of NIKE's five-year Purpose targets and long-term sustainability targets, and monitoring the Company's progress towards those targets; and reviewing and providing guidance to management regarding NIKE's annual Impact Report, which describes our progress towards our Purpose targets for our shareholders and other stakeholders. The Compensation Committee also plays a key role with respect to ESG by overseeing talent management and development for executive officers and senior management, including with respect to employee engagement and workplace diversity, equity, and inclusion. More information about Purpose, including NIKE's annual Impact Report, is available on the Impact section of our website.

SHAREHOLDER COMMUNICATIONS WITH DIRECTORS

Shareholders or interested parties desiring to communicate directly with the Board or with any individual director may do so in writing addressed to the intended recipient or recipients, c/o Corporate Secretary, NIKE, Inc., One Bowerman Drive, Beaverton, Oregon 97005-6453. The Office of the Corporate Secretary reviews all such communications and refers relevant correspondence directly to a director, as appropriate. In addition, the Office of the Corporate Secretary regularly summarizes for the Board all communications that relate to the functions of the Board or its committees or that otherwise warrant Board attention.

CODE OF CONDUCT

The NIKE Code of Conduct is available at the Company's corporate website, http://investors.nike.com, and will be provided in print without charge to any shareholder who submits a request in writing to NIKE Investor Relations, One Bowerman Drive, Beaverton, Oregon 97005-6453. The Code of Conduct applies to all of the Company's employees and directors, including our CEO and all other executive officers. The Code of Conduct provides that any waiver of the Code of Conduct for executive officers or directors may be made only by the Board or a committee of the Board. Any such waiver will be publicly disclosed, when required by law. The Company plans to disclose amendments to, and waivers from, the Code of Conduct on the Company's corporate website: http://investors.nike.com.

DIRECTOR COMPENSATION FOR FISCAL 2022

NAME	FEES EARNED OR PAID IN CASH ($)	STOCK AWARDS[1][2] ($)	CHANGE IN PENSION VALUE AND NONQUALIFIED DEFERRED COMPENSATION EARNINGS ($)	ALL OTHER COMPENSATION[3] ($)	TOTAL ($)
Cathleen A. Benko[4]	102,069	179,453	—	20,000	301,522
Elizabeth J. Comstock	100,000	179,453	—	20,000	299,453
John G. Connors[5]	61,542	179,453	—	—	240,995
Timothy D. Cook	150,000	179,453	—	20,000	349,453
Thasunda B. Duckett	100,000	179,453	—	20,000	299,453
Alan B. Graf, Jr.	130,000	179,453	—	—	309,453
Peter B. Henry	105,000	179,453	—	12,500	296,953
Travis A. Knight	100,000	179,453	—	—	279,453
Michelle A. Peluso	120,000	179,453	—	20,000	319,453
John W. Rogers, Jr.	100,000	179,453	—	20,000	299,453

(1) Represents the grant date fair value of restricted stock awards granted in fiscal 2022 computed in accordance with accounting guidance applicable to stock-based compensation. The grant date fair value is based on the closing market price of our Class B Stock on the grant date. As of May 31, 2022, Mr. Connors held 0 shares of unvested restricted stock and each other non-employee director held 1,206 shares of unvested restricted stock.

(2) As of May 31, 2022, Mr. Cook held options for 14,000 shares of our Class B Stock, and no other non-employee director held outstanding options.

(3) Consists of matched contributions to charities in the following amounts: Ms. Benko, $20,000; Ms. Comstock, $20,000; Mr. Cook, $20,000; Ms. Duckett, $20,000; Dr. Henry, $12,500; Ms. Peluso, $20,000; and Mr. Rogers $20,000.

(4) Ms. Benko was appointed to the Audit & Finance Committee effective January 1, 2022, therefore her annual retainer for Audit & Finance Committee membership was prorated.

(5) Mr. Connors retired from the Board effective December 31, 2021. Amounts reflect pro-rated annual retainer payments. Mr. Connors' stock award was forfeited upon his retirement.

DIRECTOR FEES AND ARRANGEMENTS

Under our director compensation program in effect for fiscal 2022, non-employee directors receive:

- An annual retainer of $100,000, paid in quarterly installments.
- Upon appointment to the Board, a one-time, sign-on restricted stock award valued at $185,000 on the date of grant, generally, the date of appointment. The one-time, sign-on restricted stock award is subject to forfeiture in the event that service as a director terminates prior to the first anniversary of the date of grant.
- An annual restricted stock award valued at $185,000 on the date of grant, generally, the date of each annual meeting of shareholders. The number of restricted shares granted to each director for fiscal 2022 was determined by dividing the director's award value by the average closing price of our Class B Stock for the 20-trading day period ending on the date of grant. The annual restricted stock award is subject to forfeiture in the event that service as a director terminates prior to the earlier of the next annual meeting and the last day of the 12th full calendar month following the date of grant.
- For the Lead Independent Director, an annual retainer of $30,000, paid in quarterly installments.
- For chairs of Board committees (other than the Executive Committee), an annual retainer of $20,000 for each committee chaired ($25,000 for the chair of the Audit & Finance Committee), paid in quarterly installments.
- For Audit & Finance Committee members, an additional annual retainer of $5,000, paid in quarterly installments.
- Payment or reimbursement of travel and other expenses incurred in attending Board meetings.
- Matching charitable contributions under the NIKE Matching Gift Program, under which directors are eligible to contribute to qualified charitable organizations and the Company provides a matching contribution to the charities in an equal amount, up to $20,000 in the aggregate, for each director annually.

Neither Mr. Donahoe nor Mr. Parker received any additional compensation for services provided as a director in fiscal 2022.

Effective June 1, 2022, the Company updated the director compensation program for non-employee directors by increasing the value of each of the annual restricted stock award and the one-time, sign-on restricted stock award to $200,000, increasing the Lead Independent Director annual retainer to $40,000, and increasing the Audit & Finance Committee chair annual retainer to $30,000 and the Compensation Committee chair and Corporate Responsibility, Sustainability & Governance Committee chair annual retainers to $25,000. All other components of director compensation remain the same.

STOCK OWNERSHIP GUIDELINES FOR DIRECTORS

NIKE maintains stock ownership guidelines for all non-employee directors. Under these guidelines, directors are required to hold NIKE stock valued at five times their annual cash retainer. New directors are required to attain these ownership levels within five years of their election to the Board. Each of our directors has met or is on track to meet the specified ownership level.

DIRECTOR PARTICIPATION IN DEFERRED COMPENSATION PLAN

Under our Deferred Compensation Plan, non-employee directors may elect in advance to defer up to 100 percent of the director fees paid by the Company. For a description of the plan, see the section below titled "Executive Compensation Tables—Non-Qualified Deferred Compensation in Fiscal 2022—Non-Qualified Deferred Compensation Plans".

COMPENSATION DISCUSSION AND ANALYSIS

SHAREHOLDER ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

In accordance with the requirements of Section 14A of the Securities Exchange Act of 1934, we are submitting to shareholders our annual "say-on-pay proposal", an advisory vote to approve the compensation of our Named Executive Officers as described in this proxy statement.

At our 2021 annual meeting of shareholders, approximately 72% of the votes cast on the say-on-pay proposal were voted in favor of the proposal, which was an improvement from our 2020 vote, but indicated that there was an opportunity to further understand our shareholders' feedback and take action to be responsive. Therefore, as further described in this section, during fiscal 2022 members of management and the Board continued to engage with shareholders to better understand and address their concerns.

As discussed in this section, our executive compensation program is designed to attract and retain top-tier talent and maximize shareholder value. To achieve the objectives of our executive compensation program and emphasize pay-for-performance principles, the Compensation Committee has continued to employ strong governance practices, including:

- basing a majority of total compensation on performance and retention incentives;
- setting incentive award targets based on clearly disclosed, objective performance measures;
- mitigating undue risk associated with compensation by using multiple performance targets, caps on potential incentive payments, and a clawback policy; and
- requiring executive officers to hold NIKE stock through published stock ownership guidelines.

Because your vote is advisory, it will not be binding on the Board. However, the Board values shareholder opinions, and the Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements.

BOARD RECOMMENDATION

 The Board of Directors recommends that shareholders vote **FOR** approval of the following resolution:

RESOLVED, that the shareholders approve the fiscal 2022 compensation paid to the Named Executive Officers as disclosed in this proxy statement pursuant to the SEC's compensation disclosure rules (which disclosure includes the Compensation Discussion and Analysis, the compensation tables, and the narrative disclosures that accompany the compensation tables).

INTRODUCTION

This Compensation Discussion and Analysis ("CD&A") describes our compensation program, philosophy, decisions, and process for the compensation of our "Named Executive Officers" (also referred to as our "NEOs") for fiscal 2022:

NAMED EXECUTIVE OFFICER	TITLE
John Donahoe II	President and Chief Executive Officer
Mark Parker	Executive Chairman
Matthew Friend	Executive Vice President and Chief Financial Officer
Andrew Campion	Chief Operating Officer
Heidi O'Neill	President, Consumer and Marketplace

This CD&A is organized into four sections:

- Executive Summary (page 28)
- Compensation of Our Named Executive Officers (page 32)
- Our Compensation Process (page 39)
- Other Compensation Practices (page 40)

EXECUTIVE SUMMARY

SAY-ON-PAY RESULTS AND RESPONSE

Our annual say-on-pay vote is one of our opportunities to receive feedback from shareholders regarding our executive compensation program, and as such is taken very seriously by the Compensation Committee and Board. In 2021, our executive compensation program received the support of approximately 72% of the total votes cast at our annual meeting of shareholders. This reflected an increase in support compared to the 2020 say-on-pay vote, but indicated that there was an opportunity to further understand our shareholders' feedback and take action to be responsive. As a result, we continued to actively seek feedback from shareholders and build on our record of responsiveness, reaching out to shareholders owning approximately 51% of outstanding shares of our Class B Stock and speaking with shareholders owning approximately 49% of outstanding shares of our Class B Stock, to better understand what motivated their votes and attempt to address any ongoing concerns. Our Lead Independent Director and Compensation Committee Chair, Timothy D. Cook, and our Corporate Responsibility, Sustainability & Governance Committee Chair, Michelle A. Peluso, participated in conversations with shareholders owning approximately 13% of outstanding shares of our Class B Stock. All feedback was shared with the Board and helped to shape the changes made to our executive compensation program and related disclosure, as set forth in this year's CD&A.



SCOPE OF OUTREACH & ENGAGEMENT

OUTREACH
40 shareholders
51% Class B shares

ENGAGEMENT
39 shareholders
49% Class B shares

Engaged with
100%
of our top 15 institutional shareholders

Through this engagement, we learned that shareholders were largely supportive of the executive compensation program design for fiscal 2021. Furthermore, shareholders appreciated the Company's responsiveness to their feedback regarding the 2020 say-on-pay vote, especially the replacement of cash-based incentive awards under the Long-Term Incentive Plan ("LTIP") with performance-based restricted stock units ("PSUs") and the enhanced disclosures regarding fiscal 2021 payout determinations and the annual incentive structure. However, shareholders wanted to further understand Mr. Parker's total fiscal 2021 compensation following his transition into the Executive Chairman role in fiscal 2020. During these conversations, we discussed the components of Mr. Parker's compensation, including the payout of the fiscal 2019 – 2021 LTIP award and the transition-period cash incentive award that was granted in connection with the fiscal 2020 CEO transition, and the ongoing evolution of Mr. Parker's compensation since transitioning into the Executive Chairman role. As of fiscal 2022, Mr. Parker did not have any further outstanding awards related to the CEO transition. His fiscal 2020 – 2022 LTIP award, which is reflected in this year's Summary Compensation Table, was granted to Mr. Parker when he was NIKE's CEO. Furthermore, in light of Mr. Parker's reduced responsibilities as Executive Chairman, the Compensation Committee significantly decreased Mr. Parker's compensation over the course of fiscal years 2021 and 2022 by not granting him any new LTIP or PSU awards and by reducing each other component of his annual direct compensation.

We also discussed with shareholders the structure of our long-term incentive program in light of replacing cash-based LTIP awards with stock-based PSU awards beginning in fiscal 2022 for the fiscal 2022 – 2024 performance period. We confirmed that the fiscal 2022 PSU awards maintain the same general features and structure as the fiscal 2021 cash-based LTIP awards, including the same performance metric and a similar "People & Planet" modifier. The fiscal 2022 PSUs are described in the section below titled "Compensation of our Named Executive Officers—Long-Term Incentive—Fiscal 2022 Award Grants—Fiscal 2022 – 2024 PSUs". While shareholders supported the design of the PSU awards, they recommended increasing the proportion of total long-term incentive compensation granted in the form of PSUs. We are incorporating this feedback by evolving the long-term incentive compensation mix to be delivered 50% in the form of PSUs for all executive officers. This change will be phased in over multiple years, beginning with fiscal 2023 award grants.

These shareholder engagements also provided an opportunity to highlight the short-term disclosure impact of replacing cash-based LTIP awards with PSUs beginning in fiscal 2022. Because SEC rules require that we report cash-based incentive awards in the Summary Compensation Table for the year earned but report stock-based incentive awards in the Summary Compensation Table for the year granted, for fiscal 2022 the Summary Compensation Table reflects both the payout of LTIP awards for the 2020 – 2022 performance period (which were awarded as part of fiscal 2020 annual compensation) and the grant of PSUs for the 2022 – 2024 performance period (which were awarded as part of fiscal 2022 annual compensation). Shareholders recognized that the shift to PSUs would temporarily and artificially inflate values in the Summary Compensation Table, and supported the evolution of our long-term incentive program structure despite the short-term disclosure complications.

The Board and Compensation Committee greatly value these engagements with shareholders and are committed to maintaining ongoing dialogue and incorporating shareholder feedback into the design of the executive compensation program going forward.

The following table summarizes feedback themes we heard from shareholders and actions taken to be responsive:

WHAT WE HEARD	HOW WE RESPONDED
Shareholders were supportive of replacing the cash-based LTIP awards with PSUs and understood that doing so would artificially inflate fiscal 2022 values in the Summary Compensation Table due to SEC rules	• Beginning in fiscal 2022, replaced the cash-based LTIP awards with PSUs • In this proxy statement, provided enhanced disclosure in the Fiscal 2022 Annual Direct Compensation Table to clearly communicate how the Compensation Committee views compensation awarded for fiscal 2022
Shareholders recommended increasing PSUs as a proportion of the total long-term incentive mix (PSUs, stock options, and RSUs)	• Evolving the long-term incentive compensation mix for all executive officers by committing to increase the percentage of the total award delivered in the form of PSUs to 50%, phased in over multiple years beginning with fiscal 2023 award grants
Shareholders expressed support for incorporating the "People & Planet" modifier into long-term incentive awards beginning with the fiscal 2021 – 2023 LTIP awards, and expressed interest in understanding the rationale and methodology underlying long-term incentive award payout determinations	• Continued incorporating "People & Planet" modifier in fiscal 2022 – 2024 PSU awards • Commitment to provide robust disclosure regarding the rationale and methodology underlying payout determinations in proxy statements (beginning with the 2023 proxy statement)
Shareholders shared their expectation that Executive Chairman compensation should be decreased to correspond with reduced responsibilities	• Actions taken to significantly decrease Executive Chairman's compensation over the course of fiscal years 2021 and 2022 • No new LTIP or PSU awards were granted to Mr. Parker in fiscal 2021 or 2022 • Each component of Mr. Parker's annual direct compensation was decreased in fiscal 2022 • Mr. Parker's target total annual direct compensation for fiscal 2022 was $3 million, approximately 32% of his fiscal 2021 target total annual direct compensation

GUIDING COMPENSATION PRINCIPLES

- To drive business results and maximize shareholder value, our executive compensation is highly incentive-based.
- To emphasize long-term performance, increase alignment between executives and shareholders, and support retention, incentive compensation is weighted towards long-term awards.
- To foster teamwork and ensure internal pay equity, we utilize a cohort approach by aligning compensation across certain executive roles.
- To ensure that our executive compensation program supports our business strategy and talent plan, we determine cohort compensation levels by holistically considering factors relating to our business, the competitive market for top-tier talent, and the applicable executives.

ANNUAL DIRECT COMPENSATION ELEMENTS

NIKE's annual direct compensation for the Named Executive Officers generally consists of the following elements:

ELEMENT		KEY CHARACTERISTICS	PURPOSE
Base Salary		Fixed cash compensation	Provides market competitive baseline compensation to attract and retain top-tier talent
Annual Cash Incentive Award – Executive Performance Sharing Plan ("PSP")		Variable cash incentive compensation earned at 0% – 150% based on Company performance over a 1-year performance period	Motivates and rewards achievement of sustainable and profitable growth
Long-Term Incentive Awards – Stock Incentive Plan ("SIP")	*NEW* Performance-Based Restricted Stock Units ("PSUs")[1]	Variable stock-based incentive compensation earned at 0% – 200% based on Company performance over a 3-year performance period; value dependent upon achievement of performance metrics and our stock price	Aligns NEOs' interests with those of our shareholders by motivating and rewarding achievement of long-term shareholder value and growth; promotes retention
	Stock Options	Stock-based incentive compensation that generally vests in 4 equal annual installments; only provides value if our stock price appreciates	Aligns NEOs' interests with those of our shareholders by rewarding achievement of upside potential; promotes retention
	Restricted Stock Units ("RSUs")	Stock-based incentive compensation that generally vests in 3 equal annual installments; value tied to our stock price	Aligns NEOs' interests with those of our shareholders by rewarding long-term value creation; promotes retention

(1) *Prior to fiscal year 2022, this portion of annual direct compensation was delivered in the form of cash-based awards under our Long-Term Incentive Plan ("LTIP"). LTIP awards granted in fiscal 2020 were earned based on Company performance over fiscal years 2020 – 2022; their payout is described in the section below titled "Compensation of our Named Executive Officers—Long-Term Incentive—Fiscal 2020 Award Results" and included in the Summary Compensation Table as part of fiscal 2022 compensation due to SEC rules. LTIP awards granted in fiscal 2021 will be earned based on Company performance over fiscal years 2021 – 2023; their payout will be described in next year's proxy statement and included in next year's Summary Compensation Table as part of fiscal 2023 compensation due to SEC rules. There are no other outstanding LTIP awards.*

FISCAL 2022 ANNUAL DIRECT COMPENSATION TABLE

Beginning in fiscal 2022, the Compensation Committee replaced the cash-based LTIP award portion of the long-term incentive compensation mix with PSUs. Both types of awards are earned based on Company performance over a three-year performance period. Because SEC rules require that we report cash-based incentive awards in the Summary Compensation Table for the year earned but report stock-based incentive awards in the Summary Compensation Table for the year granted, for fiscal 2022 the Summary Compensation Table reflects both the payout of LTIP awards for the fiscal 2020 – 2022 performance period (which were awarded as part of fiscal 2020 annual compensation) and the grant of PSUs for the fiscal 2022 – 2024 performance period (which were awarded as part of fiscal 2022 annual compensation). The table below supplements the Summary Compensation

Table, which appears on page 42. By excluding (1) the payout of LTIP awards for the fiscal 2020 – 2022 performance period and (2) perquisites, including the enhanced charitable match benefits provided to Messrs. Donahoe and Parker that are not actually received by these executives, we believe that the table below more accurately reflects how the Compensation Committee views annual direct compensation awarded for fiscal 2022.

NAME[1]	SALARY	PSP[2]	PSUs[3]	RSUs[4]	STOCK OPTIONS[4]	TOTAL
John Donahoe II	$1,500,000	—	$7,727,491	$4,334,321	$6,782,995	$20,344,807
Mark Parker	$1,134,615	—	—	—	$2,153,362	$3,287,977
Matthew Friend	$1,056,731	$1,056,000	$1,545,548	$1,238,401	$1,938,030	$6,834,710
Andrew Campion	$1,221,154	$1,200,000	$1,545,548	$1,444,774	$2,261,028	$7,672,504
Heidi O'Neill	$1,221,154	$1,200,000	$1,545,548	$1,444,774	$2,261,028	$7,672,504

(1)   The above table is not a substitute for the Summary Compensation Table set forth on page 42 of this proxy statement. The amounts in this table differ from the amounts determined under SEC rules as reported for fiscal 2022 in the Summary Compensation Table.

(2)   Reflects fiscal 2022 awards under our Executive Performance Sharing Plan, which were paid based on Company performance during fiscal 2022. As described in the section below titled "Compensation of our Named Executive Officers—Annual Cash Incentive", Mr. Donahoe's PSP award was paid at 0%, Mr. Parker did not receive a fiscal 2022 PSP award due to the evolution of his responsibilities as Executive Chairman, and the PSP award for each other NEO was paid at 80%.

(3)   Reflects fiscal 2022 grants of PSUs, computed in accordance with accounting guidance applicable to stock-based compensation using a Monte Carlo simulation based on the probable outcome of the performance condition as of the grant date. As described in the section below titled "Compensation of our Named Executive Officers—Long-Term Incentive—Fiscal 2022 Award Grants", the Compensation Committee determined PSU awards as a dollar value which was then converted into a target number of shares by dividing the award dollar value by the average closing price of our Class B Stock for the 20-trading day period ending on the date of grant. Fiscal 2022 PSUs will be earned between 0% and 200% of target based on Company performance during the fiscal 2022 – 2024 performance period.

(4)   Reflects fiscal 2022 grants of RSUs and stock options, in each case computed in accordance with accounting guidance applicable to stock-based compensation. As described in the section below titled "Compensation of our Named Executive Officers—Long-Term Incentive—Fiscal 2022 Award Grants", the Compensation Committee determined stock-based awards as a dollar value which was then converted into a number of shares (for RSUs, by dividing the award dollar value by the average closing price of our Class B Stock for the 20-trading day period ending on the date of grant, and for stock options, by dividing the award dollar value by the Black-Scholes value).

EXECUTIVE COMPENSATION GOVERNANCE PRACTICES

WHAT WE DO

✓ Base a majority of total compensation on performance and retention incentives

✓ Mitigate undue risk by using multiple performance periods and metrics, incentive payment caps, and a clawback policy

✓ Base incentive awards on clearly disclosed, objective performance goals

✓ Maintain robust stock ownership guidelines

✓ Vest stock-based awards over time to promote long-term performance and retention

✓ Provide only double-trigger change-in-control acceleration for stock-based awards

WHAT WE DON'T DO

✕ No retirement acceleration for PSUs or RSUs

✕ No dividend equivalents paid on PSUs or RSUs unless and until shares are earned

✕ No repricing of stock options

✕ No hedging transactions or short sales permitted

✕ No pension or supplemental executive retirement plan

✕ No tax gross-ups for perquisites

✕ No cash-based change-in-control benefits

✕ No excise tax gross-ups upon change of control

COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

COMPENSATION OBJECTIVES AND STRUCTURE

Our executive compensation program is designed to attract and retain top-tier talent in a competitive marketplace and to maximize shareholder value by rewarding NEOs for strong Company performance. The program generally consists of annual direct compensation, with a focus on incentive compensation, and competitive benefits that are generally consistent with the benefits offered to our other U.S.-based employees.

We structure our executive compensation program in the context of our business strategy and talent plan. To foster teamwork and ensure internal pay equity, we utilize a segmented cohort approach that aligns compensation across certain executive roles. Cohort compensation levels are determined by holistically considering factors such as future potential, individual performance, market insights, succession planning, retention, and leadership continuity. New executives are phased into a cohort by taking into consideration their relative experience, expected contributions, and market position.

Our philosophy is to "pay for performance" in order to drive business results and maximize shareholder value. As a result, executive compensation is highly incentive-based and weighted towards long-term awards to emphasize long-term performance and support retention. Our executive compensation program balances performance incentives, including by using different performance metrics and performance periods, and through a mixture of cash- and stock-based compensation elements. Stock-based compensation—which consists of PSUs, stock options, and RSUs—is also structured to pay for performance by linking the majority of each NEO's target total annual direct compensation directly to our stock price. The following chart illustrates the mix of components that make up fiscal 2022 target total annual direct compensation for our CEO.

CEO Fiscal 2022 Target Total Annual Direct Compensation Mix



$1,500,000 (7.5% of total) Base Salary

$4,200,000 (21% of total) RSUs

$3,000,000 (15% of total) PSP

$6,300,000 (31.5% of total) Stock Options

$5,000,000 (25% of total) PSUs

Incentive Compensation

- Incentive compensation constitutes approximately 93% of the CEO's total target annual direct compensation
- To emphasize long-term performance, incentive compensation is weighted towards long-term awards, which constitute approximately 84% of our CEO's total target incentive compensation
- Stock awards constitute 100% of our CEO's long-term incentive awards, and performance-based awards (PSUs and stock options) constitute approximately 73% of our CEO's stock awards

BASE SALARY

Base salary is a fixed element of compensation that serves to attract and retain top-tier talent. Generally, the Compensation Committee reviews and determines base salaries for our Named Executive Officers in June, with any adjustments becoming effective in August of the same year. After generally keeping base salaries flat across all employee levels, including our NEOs, for fiscal 2021, the Company returned to permitting base salary increases for fiscal 2022. Therefore, for fiscal 2022 the Compensation Committee granted a base salary increase to each of Messrs. Friend and Campion and Ms. O'Neill to ensure that their base salary levels remain positioned competitively relative to the market. The Compensation Committee also decreased Mr. Parker's base salary to reflect his reduced responsibilities as Executive Chair. Mr. Donahoe's base salary remained unchanged compared to fiscal 2021.

NAMED EXECUTIVE OFFICER	FISCAL 2022 BASE SALARY	% CHANGE[1]
John Donahoe II	$1,500,000	0%
Mark Parker	$1,000,000	-41.2%
Matthew Friend	$1,100,000	25.7%
Andrew Campion	$1,250,000	13.6%
Heidi O'Neill	$1,250,000	13.6%

(1) Represents the change in base salary compared to fiscal 2021.

ANNUAL CASH INCENTIVE

Annual cash incentive awards are paid to the Named Executive Officers under our Executive Performance Sharing Plan ("PSP"). PSP awards reflect our "pay for performance" philosophy: they are earned between 0% and 150% of target based on Company performance during the fiscal year. The Compensation Committee retains discretion to adjust PSP metrics and award payouts based on individual or Company performance. To align employees and reinforce our one-team culture, the same compensation philosophy and metrics that underlie our PSP awards generally apply to all global employees who are eligible to participate in the Company's success through annual incentive bonuses.

Historically, PSP awards were earned based on Company earnings before interest and taxes (as adjusted to exclude the impact of certain non-operational events) measured over the fiscal year. In response to the disruption and uncertainty caused by the COVID pandemic, for fiscal 2021 the Compensation Committee implemented a more flexible annual incentive award structure based on two equally-weighted, six-month performance periods, each with multiple metrics, and taking into consideration the Company's year-long revenue performance. For fiscal 2022, the Compensation Committee transitioned the annual cash incentive awards back to our historical structure and set year-long targets for multiple, equally-weighted metrics selected to support our strategic priorities and drive sustainable, profitable growth, as described in further detail below.

In setting fiscal 2022 PSP target awards, the Compensation Committee considered the evolution of Mr. Parker's responsibilities as Executive Chairman and determined not to grant Mr. Parker a PSP award. With respect to each other Named Executive Officer, the Compensation Committee maintained the fiscal 2022 PSP target award at the same level as his or her fiscal 2021 annual cash incentive target award. Therefore, the fiscal 2022 PSP target awards were:

NAMED EXECUTIVE OFFICER	FISCAL 2022 PSP TARGET AWARD (% OF BASE SALARY)
John Donahoe II	200%
Mark Parker	0%
Matthew Friend	120%
Andrew Campion	120%
Heidi O'Neill	120%

In June 2021, the Compensation Committee selected three equally-weighted metrics and corresponding performance goals for the fiscal 2022 PSP awards. The metrics consisted of: (1) Company revenue ("Revenue"), to drive topline income; (2) Company revenue generated through sales on NIKE digital platforms ("Digital Revenue"), to support digital growth in connection with our Consumer Direct Acceleration strategy; and (3) earnings before interest and taxes ("EBIT"), to manage overall profitability. To help drive and reward organic growth, each metric excluded the impact of the following non-operational events: acquisitions, divestitures, changes in accounting principles, unanticipated restructurings, unanticipated exchange rate fluctuations, and other extraordinary, unusual, or infrequently occurring items (we refer to these metrics, as adjusted, as "Adjusted Revenue", "Adjusted Digital Revenue", and "Adjusted EBIT", respectively).

As illustrated below, the Compensation Committee set challenging performance goals for each metric at levels designed to incentivize strong growth over fiscal 2021 performance. The Adjusted Revenue target goal represented an increase of 15% compared to actual fiscal 2021 Revenue and the Adjusted EBIT target goal represented an increase of 16% compared to actual fiscal 2021 EBIT, in each case with threshold and maximum goals set equidistant from the target goal to balance stretch and risk. The Adjusted Digital Revenue goal represented an increase of 31% compared to actual fiscal 2021 Digital Revenue, with additional stretch built into the maximum goal in light of momentum in our digital business and continued growth potential.

In June 2022, at the end of our fiscal year, the Compensation Committee considered the Company's performance for fiscal 2022 in light of two unexpected and extraordinary COVID-related challenges. First, during the first quarter, government-mandated factory closures in Vietnam and Indonesia resulted in the Company losing approximately three months of production. This production loss reduced available for sale inventory supply during the second, third, and fourth quarters, which impacted fiscal 2022 Revenue. Then, during the fourth quarter, widespread COVID-related lockdowns in China impacted physical retail traffic, which resulted in lower fourth quarter Revenue and EBIT. The Compensation Committee first considered actual achievement for fiscal 2022 Adjusted Revenue, Adjusted Digital Revenue, and Adjusted EBIT, as illustrated below:

FISCAL 2022 PERFORMANCE GOALS

(Dollars in millions)



% PAYOUT	THRESHOLD 50%	TARGET 100%	MAXIMUM 150%
Adjusted Revenue	$49,470	$51,000	$52,530
	ACTUAL RESULTS: $47,406		
Adjusted Digital Revenue	$12,097	$12,733	$14,134
	ACTUAL RESULTS: $11,546		
Adjusted EBIT	$7,235	$8,039	$8,843
	ACTUAL RESULTS: $6,957		

Each metric was achieved below the designated threshold, resulting in an overall achievement of 0% of target. Notwithstanding the below-threshold performance, the Compensation Committee noted that achievement still represented year-over-year growth for each metric compared to actual fiscal 2021 results (6% for Adjusted Revenue, 19% for Adjusted Digital Revenue, and 1% for Adjusted EBIT). The committee therefore considered Company performance excluding the impact of the COVID-related Vietnam and Indonesia factory closures and China lockdowns.

To adjust for these discrete, extraordinary events, the performance period was split into two equally-weighted, six-month periods. For the first six-month period (June 2021 – December 2021, "1H"), performance was calculated at 28% of target based on 1H achievement of Adjusted Revenue, Adjusted Digital Revenue, and Adjusted EBIT compared to targets equal to half of the year-long performance goals established in June 2021. For the second six-month period (January 2022 – May 2022, "2H"), performance was calculated at 139% of target based on 2H achievement (adjusted to exclude the impact of COVID-related lockdowns in China during the fourth quarter) of Adjusted Revenue, Adjusted Digital Revenue, and Adjusted EBIT compared to targets based on mid-year forecasting that reflected the 1H factory closures in Vietnam and Indonesia. Averaging together 1H and 2H performance resulted in performance of 83.5% of target, which the Compensation Committee rounded down to 80%—consistent with the payout of the similarly-structured annual bonus for employees below the executive officer level.

The Compensation Committee considered the strength of the Company's performance under both the unadjusted and adjusted scenarios as well as our one-team culture. For Mr. Donahoe, the Compensation Committee determined a fiscal 2022 PSP payout of 0%, reflecting the highest level of accountability for the Chief Executive Officer despite strong performance during extraordinary challenges. For each of Messrs. Friend and Campion and Ms. O'Neill, the committee determined a fiscal 2022 PSP payout of 80%, reflecting strong Company performance despite extraordinary challenges and aligned with the annual bonus for employees below the executive officer level to reinforce our one-team culture. As described above, Mr. Parker was not granted a fiscal 2022 PSP award.

LONG-TERM INCENTIVE

Long-term incentive compensation incentivizes and rewards long-term Company performance, aligns executives' interests with those of our shareholders, and promotes retention in a highly competitive talent marketplace. Therefore, this element of our executive compensation program forms the largest portion of our Named Executive Officers' annual direct compensation, constituting 78% of fiscal 2022 target total annual direct compensation for Mr. Donahoe (67% for Mr. Parker, and 62% for each other NEO). For fiscal 2022, long-term incentive compensation consisted of three components: performance-based restricted stock units ("PSUs"), stock options, and restricted stock units ("RSUs"), each granted under our Stock Incentive Plan. We consider PSUs and stock options to be performance-based awards, because PSUs are not earned unless performance conditions are satisfied, and stock options have no value unless our stock price increases. Consistent with our "pay for performance" philosophy, we deliver a majority of each NEO's long-term incentive compensation in the form of performance-based awards (73% for Mr. Donahoe, 100% for Mr. Parker, 70% for Mr. Friend, and 69% for Mr. Campion and Ms. O'Neill).

The Compensation Committee introduced PSUs as a new vehicle for our long-term incentive compensation in fiscal 2022. Prior to fiscal 2022, this component of executive compensation was delivered in the form of cash-based awards under our Long-Term Incentive Plan ("LTIP"). In recognition of the significant shift from cash-based awards to stock-based awards, the Compensation Committee determined to otherwise maintain stability for this component, including keeping target award values the same and retaining a similar award structure, including metrics and performance goals.

FISCAL 2022 AWARD GRANTS

The Compensation Committee determined the fiscal 2022 long-term incentive awards in June 2021. As noted above, the Compensation Committee determined to keep fiscal 2022 – 2024 PSU target award values at the same level as fiscal 2021 – 2023 LTIP target awards for each Named Executive Officer, to maintain consistency for this component in light of the shift from cash-based to stock-based awards. With respect to stock option and RSU award values, the Compensation Committee considered multiple factors, including performance, evolving responsibilities, our cohort compensation approach, the highly competitive talent marketplace, and the fact that cohort-level long-term incentive awards were not increased in fiscal 2021. Accordingly, the Compensation Committee decreased Mr. Parker's stock option award by $4,000,000 and maintained his RSU award at $0. For each other Named Executive Officer, the Compensation Committee determined to increase the stock option award (by $900,000 for Mr. Donahoe, $60,000 for Mr. Friend, and $360,000 for each of Mr. Campion and Ms. O'Neill) and the RSU award (by $600,000 for Mr. Donahoe, $40,000 for Mr. Friend, and $240,000 for each of Mr. Campion and Ms. O'Neill). The fiscal 2022 long-term incentive award values were:

NAMED EXECUTIVE OFFICER	TARGET PSUs	STOCK OPTIONS	RSUs	TOTAL FISCAL 2022 LONG-TERM INCENTIVE AWARDS
John Donahoe II	$5,000,000	$6,300,000	$4,200,000	$15,500,000
Mark Parker	—	$2,000,000	—	$2,000,000
Matthew Friend	$1,000,000	$1,800,000	$1,200,000	$4,000,000
Andrew Campion	$1,000,000	$2,100,000	$1,400,000	$4,500,000
Heidi O'Neill	$1,000,000	$2,100,000	$1,400,000	$4,500,000

FISCAL 2022 – 2024 PSUs

PSUs align our Named Executive Officers' interests with those of our shareholders by motivating and rewarding achievement of long-term shareholder value and growth. PSU awards reflect our "pay for performance" philosophy: they are earned between 0% and 200% of target based on Company performance during a three-year performance period.

In June 2021, the Compensation Committee selected the metric, corresponding performance goals, and award terms for the fiscal 2022 – 2024 PSU awards. As noted above, the committee chose to keep the structure of these awards similar to the structure of the 2021 – 2023 LTIP awards to maintain consistency for this component in light of the shift from cash-based to stock-based awards. The Compensation Committee will determine the earnout of the fiscal 2022 – 2024 PSU awards following the completion of the three-year performance period, and any PSUs that are earned will vest on August 1, 2024.

The Compensation Committee selected as the metric for the fiscal 2022 – 2024 PSU awards the Company's total shareholder return ("Absolute TSR") for fiscal 2022 – 2024 relative to total shareholder return over the same period for the other companies in the S&P 500 ("Relative TSR"), and continued to target above-median performance as shown in the table below:

FISCAL 2022 – 2024 PERFORMANCE GOALS

% PAYOUT	THRESHOLD 25%	TARGET 100%	MAXIMUM 200%
Relative TSR[1]	25th percentile	55th percentile	85th percentile

(1) Relative TSR for fiscal years 2022, 2023, and 2024, calculated using the 20-trading day average stock price and assuming that dividends paid during the performance period are reinvested in the applicable company's stock.

PSUs will be earned at 100% of target if the Company's Relative TSR for the performance period is at the 55th percentile, and will be earned at 0% if the Company's Relative TSR for the performance period is below the 25th percentile. PSU earnout based on Relative TSR performance is subject to a cap of 100% of target if Absolute TSR for the performance period is negative. The Compensation Committee selected three-year Relative TSR as the performance metric because it is an objective and transparent measure of long-term shareholder value, especially in the context of a volatile market. Furthermore, the cap on payout if Absolute TSR is negative incentivizes NEOs to pursue long-term growth.

The fiscal 2022 – 2024 PSU awards also contain a "People & Planet" modifier designed to support our commitment to Purpose, which is a key component of our long-term strategy. If Relative TSR meets or exceeds the threshold performance goal, the "People & Planet" modifier permits the Compensation Committee to adjust the earnout upwards or downwards by up to 20 percentage points (subject to both the 200% maximum earnout and the 100% Absolute TSR cap) based on a holistic assessment of the Company's performance with respect to employee engagement and inclusion, leadership diversity, and sustainability. Structuring the modifier as a holistic assessment ensures that the final earnout comprehensively balances these broad and disparate issues and appropriately reflects the spirit of our Purpose commitment. In determining the "People & Planet" modifier, the Compensation Committee will consider the Company's progress towards achieving certain of the five-year Purpose goals described in our fiscal 2021 Impact Report, including goals regarding increasing representation of women in our global corporate workforce and leadership positions; increasing representation of U.S. racial and ethnic minorities in our U.S. corporate workforce and at the Director level and above; employee feedback with respect to engagement and inclusion; foundational expectations related to responsible manufacturing in our supply chain; and operating more sustainably with respect to carbon, waste, water, and chemistry.

The target number of PSUs granted to each Named Executive Officer for fiscal 2022 was determined by dividing the NEO's target award value by the average closing price of our Class B Stock for the 20-trading day period ending on the date of grant. PSUs accumulate dividend equivalents that are paid only when, and to the extent, they vest. To promote retention, PSU awards generally provide that any unvested PSUs are forfeited if the Named Executive Officer leaves the Company. Forfeiture is subject to partial accelerated vesting upon termination of employment in connection with a divestiture or reduction in force (as described in the section below titled "Executive Compensation Tables—Potential Payments Upon Termination or Change-in-Control").

STOCK OPTIONS

Stock options align our Named Executive Officers' interests with those of our shareholders by rewarding the achievement of upside potential, and they reflect our "pay for performance" philosophy because they provide value to the NEOs only if the price of our Class B Stock appreciates.

The number of stock options granted to each NEO for fiscal 2022 was determined by dividing the NEO's award value by the Black-Scholes value (calculated based on a twenty-day average stock price and the available five-year and seven-year interest rates) of a stock option on the date of grant. Options granted to the Named Executive Officers vest in equal annual installments over four years and have an exercise price equal to the closing market price of our stock on the date of grant (or the trading day immediately prior to the grant date, if the grant date is not a trading day). To promote retention, stock options generally provide that if a Named Executive Officer leaves the Company, they forfeit any unvested stock options. Forfeiture is subject to a limited retirement provision designed to encourage executives to delay retirement and partial accelerated vesting upon termination of employment in connection with a divestiture or reduction in force (each as described in the section below titled "Executive Compensation Tables—Potential Payments Upon Termination or Change-in-Control").

RSUs

RSUs align our Named Executive Officers' interests with those of our shareholders by rewarding the achievement of long-term value creation, and they reflect our "pay for performance" philosophy because their value is directly tied to our Class B Stock price.

The number of RSUs granted to each NEO for fiscal 2022 was determined by dividing the NEO's award value by the average closing price of our Class B Stock for the 20-trading day period ending on the date of grant. RSUs granted to the Named Executive Officers as part of long-term incentive compensation vest in equal annual installments over three years and accumulate dividend equivalents that are paid only upon vesting. To promote retention, RSU awards generally provide that any unvested RSUs are forfeited if the Named Executive Officer leaves the Company. Forfeiture is subject to partial accelerated vesting upon termination of employment in connection with a divestiture or reduction in force (as described in the section below titled "Executive Compensation Tables—Potential Payments Upon Termination or Change-in-Control").

FISCAL 2020 AWARD RESULTS

As previously disclosed in our 2020 proxy statement, the fiscal 2020 – 2022 LTIP awards granted in June 2019 were to be earned between 0% and 200% of target based on Relative TSR over a three-year performance period (subject to a payout cap of 100% if Absolute TSR was negative). As illustrated below, NIKE's Relative TSR for fiscal years 2020 – 2022 was at the 50th percentile, corresponding to an earnout of 89%, and Absolute TSR for that period was positive. Relative TSR was calculated in comparison to the companies that were included in the S&P 500 as of May 31, 2022, using the 20-trading day average stock price and assuming that dividends paid during the performance period were reinvested in the applicable company's stock. In June 2022, the Compensation Committee determined that a payout of 89% under these awards was earned by each NEO.

FISCAL 2020 – 2022 PERFORMANCE RESULTS



FISCAL 2023 LONG-TERM INCENTIVE COMPENSATION CHANGES

For fiscal 2023 the Compensation Committee reviewed the total mix of long-term incentive compensation components—PSUs, stock options, and RSUs. After considering shareholder feedback, including feedback received during our extensive shareholder engagement, and evolving market practice, the Compensation Committee determined to increase the proportion of total long-term incentive compensation granted in the form of PSUs to 50% for all executive officers, which change will be phased in over multiple years, beginning with fiscal 2023 awards.

OTHER COMPENSATION

PROFIT SHARING AND RETIREMENT PLANS

We maintain a U.S. tax qualified retirement savings plan—the 401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc. (the "401(k) Plan")—under which all eligible U.S. employees, including the Named Executive Officers, are able to make pre-tax and after-tax contributions from their cash compensation. We make annual matching contributions for all participants equal to 100% of their pre-tax contributions up to 5% of their total eligible compensation.

We also may make annual profit sharing contributions to the accounts of eligible U.S. employees, including the Named Executive Officers, under the 401(k) Plan. The aggregate profit sharing contribution amount, if any, is determined each year by the Board of Directors. This aggregate contribution is allocated among eligible employees based on an equal percentage of their total salary and annual cash incentive award for the year. For fiscal 2022, the profit sharing contribution percentage for each eligible employee was 0%.

The Internal Revenue Code limits the amount of compensation that can be deferred under the 401(k) Plan, and also limits the amount of salary and annual cash incentive award ($290,000 for fiscal 2022) that may be taken into account when determining contributions under that plan. Accordingly, we provide our Named Executive Officers and other highly compensated employees with the opportunity to defer their compensation, including amounts in excess of the tax law limit, under our nonqualified Deferred Compensation Plan. We do not match deferrals to the Deferred Compensation Plan. If we make an annual profit sharing contribution under the 401(k) Plan, we also make equivalent profit sharing contributions under the Deferred Compensation Plan with respect to salary and annual cash incentive award of any eligible employee that exceeds the tax law limit; these contributions under the Deferred Compensation Plan allow our Named Executive Officers and other highly compensated employees to receive profit sharing contributions in the same percentage as our other employees. Because we did not make a profit sharing contribution under the 401(k) Plan for fiscal 2022, we did not make any profit sharing contributions under the Deferred Compensation Plan either. Balances in the Deferred Compensation Plan, including the balances of the Named Executive Officers, are unsecured and at-risk, meaning that the balances may be forfeited in the event of the Company's financial distress, such as bankruptcy.

Fiscal 2022 matching and profit sharing contributions to the Named Executive Officers under the qualified and nonqualified plans are included in the All Other Compensation column in the Summary Compensation Table on page 42.

EMPLOYEE STOCK PURCHASE PLAN

Our Employee Stock Purchase Plan allows eligible employees in the United States and in many countries outside of the United States, including the Named Executive Officers, to purchase Class B Stock through payroll deductions at a 15% discount to the market price on the first or last trading day of the six-month purchase period, depending on which day the stock price was lower. In fiscal 2022, all of our Named Executive Officers participated in our Employee Stock Purchase Plan, with the exception of Messrs. Donahoe and Parker.

PERQUISITES AND OTHER BENEFITS

Our executive compensation program includes limited perquisites and other personal benefits for our Named Executive Officers, which generally consist of home security and financial planning services. Given the nature of our business, from time to time certain Company employees, including certain executive officers, may also receive Company product, event tickets, or travel benefits that are not generally offered to all employees.

In addition, Mr. Donahoe and Mr. Parker are entitled to limited personal use of Company aircraft, primarily pursuant to time sharing agreements, which is intended to increase the security, availability, and productivity of these individuals, and enhanced charitable gift matching under our Employee Matching Gift Program, with an annual executive contribution limit of $1,000,000 and Company matching on a 4:1 basis. Our Employee Matching Gift Program does not match employee contributions that benefit the employee, including contributions to the employee's personal or family foundation or to a non-profit organization that is managed or led by, or provides compensation or assistance to, the employee or a member of their family. For fiscal 2022, Mr. Donahoe and Mr. Parker each donated to a range of charitable causes.

We do not provide any tax gross-ups on perquisites to our executive officers. Greater detail about the perquisites and personal benefits provided to our Named Executive Officers in fiscal 2022 is provided in the footnotes to the Summary Compensation Table on page 42.

NON-COMPETITION AGREEMENTS

In exchange for non-competition agreements from each of our Named Executive Officers, we have agreed to provide monthly payments during the non-compete period following termination of employment, as described in the section below titled "Executive Compensation Tables—Potential Payments upon Termination or Change-in-Control". We believe that it is appropriate to compensate individuals to refrain from working with competitors following termination, and that compensation enhances the enforceability of such agreements.

LETTER AGREEMENTS

In connection with the CEO transition in fiscal 2020, we entered into letter agreements with each of Messrs. Donahoe and Parker that provide, among other things, for the enhanced charitable gift matching under our Employee Matching Gift Program as described in the section above titled "Perquisites and Other Benefits". Other than these two letter agreements, we do not have employment contracts with any of our executive officers.

OUR COMPENSATION PROCESS

COMPENSATION COMMITTEE

The Compensation Committee oversees our executive compensation program, including determining the value and composition of the compensation package for each of our executive officers and setting annual performance goals for the CEO. In addition to any special actions the Compensation Committee may take throughout the year, the committee generally acts with respect to compensation for our Named Executive Officers during the fiscal year as follows:


Q1
Finalize payouts for completed incentive awards
Review executive officer performance
Set CEO performance goals
Set salaries and PSP target awards, and grant stock awards, for executive officers
Set PSP and PSU metrics and goals
Q2
Review and update peer group for upcoming fiscal year (generally every other year)
Q4
Review and update executive compensation plan design and policies
Review Company performance and projected incentive award payouts

PEER GROUP

Given the competitive market for top-tier talent, the Compensation Committee uses a peer group (consisting of companies with similar revenue size, market capitalization, brand value, products, or markets, or with which we compete for executive talent, or which are aligned with our evolving business and talent strategies) to provide a reference for assessing executive compensation levels and practices. Based on the criteria, the following peer group was considered for purposes of setting fiscal 2022 executive compensation:

American Express Company	Kellogg Company	Pepsico, Inc.
Best Buy Company, Inc.	Kimberly-Clark Corporation	Procter & Gamble Company
The Coca-Cola Company	McDonald's Corporation	Starbucks Corporation
Colgate-Palmolive Company	Microsoft Corporation	Target Corporation
Comcast Corporation	Mondelez International, Inc.	TJX Companies
The Gap, Inc.	Oracle Corporation	The Walt Disney Company

In November 2021, the Compensation Committee further refined our peer group for purposes of setting fiscal 2023 executive compensation to include Lowe's Companies, Inc., Netflix, Inc., salesforce.com, inc., and Walmart Inc., and to remove Colgate-Palmolive Company, Comcast Corporation, The Gap, Inc., and Kellogg Company.

In addition to considering our peer group, the Compensation Committee also uses market survey data from third parties, including Aon, Willis Towers Watson, and Mercer, about a broader range of companies. The Compensation Committee generally does not set executive compensation at or near any particular percentile of peer group, or market, compensation. Instead, the committee considers compensation to be competitive if it is generally within a reasonable range of market median.

ROLE OF MANAGEMENT

The CEO makes compensation recommendations to, and participates in discussions with, the Compensation Committee regarding the compensation of each executive officer other than himself. In addition, our human resources staff regularly provides data, analysis, and recommendations to the committee regarding executive compensation.

The Compensation Committee meets regularly in executive session without the CEO or other management present to discuss our executive compensation program. Such executive sessions include discussions about, among other topics, the CEO's performance and compensation and the design and operation of our executive compensation plans.

ROLE OF COMPENSATION CONSULTANT

The Compensation Committee has the authority, in its sole discretion, to retain compensation consultants to assist the committee in overseeing our executive compensation program. The Compensation Committee chose not to retain any such consultants in fiscal 2022. However, in connection with the committee's analysis and decision-making regarding the fiscal 2022 executive compensation program, the Compensation Committee supplemented peer group data with information from surveys and reports containing competitive market data from Aon, Willis Towers Watson, and Mercer, which are obtained by our human resources staff.

OTHER COMPENSATION PRACTICES

STOCK OWNERSHIP GUIDELINES

We maintain stock ownership guidelines for executive officers that are designed to further align the interests of our executive officers with those of our shareholders. Under the guidelines, for fiscal 2022 each executive officer was required to hold NIKE stock valued at the following multiple of their annual base salary:

POSITION	OWNERSHIP LEVEL	
Chief Executive Officer		8X Base Salary
Other Executive Officers (including NEOs)		3X Base Salary

New executive officers are required to attain these ownership levels within five years of their appointment. As of May 31, 2022, the CEO and each of our other executive officers, including each other Named Executive Officer, has met or is on track to meet the applicable ownership guideline within the requisite period.

HEDGING AND PLEDGING

The Company's Blackout and Pre-clearance Policy (which supplements our Insider Trading Policy) prohibits directors, executive officers, and other designated insiders (based on seniority and department) from engaging in transactions involving hedging, monetization, or short sales of NIKE stock, including zero-cost collars and forward sale contracts. The policy also requires directors and executive officers, along with members of their families and households, to obtain pre-approval from the Company's Chairman or CEO before pledging NIKE stock. Before any such approval is granted, the Company's Clearance Director considers the size of the pledge relative to the individual's other holdings, both direct and indirect, and NIKE's shares outstanding; the risk of foreclosure given the nature of the associated transaction; protections against the appearance of insider trading, including prohibitions on sales during trading blackouts; and the ability to timely report sales on Form 4.

CHANGE-IN-CONTROL PROVISIONS

Neither PSP nor LTIP awards are subject to acceleration upon a change in control. PSU, stock option, and RSU awards are subject only to "double-trigger" accelerated change-in-control vesting (with PSUs vesting at 100% of target), meaning that vesting is accelerated only if there is a change in control of the Company, and within the following two years, either the acquiring entity fails to assume the awards or the employee's employment is terminated by the acquirer without cause or by the employee for good reason. This double-trigger acceleration is intended to encourage executive retention through a period of uncertainty. The Compensation Committee believes that this approach will enhance shareholder value in the context of an acquisition and align executives' interests with those of investors. The effect of change-in-control transactions on stock-based awards is described further in the section below titled "Executive Compensation Tables—Potential Payments Upon Termination or Change-in-Control".

CLAWBACK

We maintain a clawback policy for the recoupment of incentive compensation. Under the clawback policy, an executive officer who is involved in wrongful conduct that results in a restatement of the Company's financial statements must repay to the Company up to the full amount of any incentive compensation that was paid based on the financial statements that were subsequently restated. The clawback policy covers PSP awards, LTIP awards, stock-based awards (based on excess proceeds from pre-restatement sales of stock acquired pursuant to the stock-based awards), and profit sharing contributions to the Deferred Compensation Plan. In addition to the clawback policy, the PSP, LTIP and Stock Incentive Plan also specify that the Committee may apply further clawback requirements to awards through additional clawback policies or award agreement provisions, and that all awards are subject to clawback requirements under applicable law and regulation.

RISK ASSESSMENT

At the Compensation Committee's request, in fiscal 2022, management prepared and discussed with the committee an assessment of potential risks associated with the Company's compensation programs, including any risk that would be reasonably likely to have a material adverse effect on the Company. This included an assessment of risks associated with each element of employee compensation. The assessment considered certain design features of the compensation program that reduce the likelihood of excessive risk taking, such as reasonable performance targets, capped incentive compensation payouts, a balance of short- and long-term incentives, a balance of cash- and stock-based incentives, vesting of awards over time, and the potential for clawback of incentive compensation. In addition, for stock-based compensation, we have adopted stock ownership guidelines, provided for limited accelerated vesting of PSUs, stock options, and RSUs upon termination of employment, and provided for only double-trigger accelerated vesting of stock-based awards upon a change in control.

TAX DEDUCTIBILITY OF EXECUTIVE COMPENSATION

Section 162(m) of the Internal Revenue Code generally places a $1 million limit on the amount of compensation a company can deduct in any one year for "covered employees". While the Compensation Committee seeks to preserve tax deductibility in developing and implementing our executive compensation program, the committee also believes that it is important to maintain flexibility in administering compensation programs in a manner designed to promote varying corporate goals and the interests of our shareholders. Accordingly, we have not adopted a policy that all compensation must qualify as deductible for tax purposes and retain the ability to provide compensation that may not qualify as deductible under Section 162(m).

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K. Based on the review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

Members of the Compensation Committee:

- Timothy D. Cook, Chair
- Cathleen A. Benko
- Elizabeth J. Comstock

EXECUTIVE COMPENSATION TABLES

SUMMARY COMPENSATION TABLE

The following table sets forth information concerning the total compensation of each Named Executive Officer for fiscal years 2022, 2021, and 2020.

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	BONUS[1] ($)	STOCK AWARDS[2] ($)	OPTION AWARDS[3] ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION[4] ($)	ALL OTHER COMPENSATION[5] ($)	TOTAL[6] ($)
John Donahoe II President and Chief Executive Officer	2022	1,500,000	—	12,061,812	6,782,995	4,450,000	4,043,253	28,838,060
	2021	1,500,000	13,600,000	3,602,980	5,402,416	4,500,000	4,315,312	32,920,708
	2020	548,077	6,750,000	21,275,073	23,241,515	—	1,685,315	53,499,980
Matthew Friend Executive Vice President and Chief Financial Officer	2022	1,056,731	1,056,000	2,783,949	1,938,030	890,000	14,500	7,739,210
	2021	875,000	1,260,000	7,161,045	1,740,792	900,000	14,250	11,951,087
	2020	659,092	1,576,800	400,057	661,621	—	14,000	3,311,570
Andrew Campion Chief Operating Officer	2022	1,221,154	1,200,000	2,990,322	2,261,028	890,000	15,241	8,577,745
	2021	1,100,000	1,584,000	11,161,060	1,740,792	900,000	14,250	16,500,102
	2020	1,092,308	2,070,000	1,160,023	1,606,771	—	9,375	5,938,477
Heidi O'Neill[7] President, Consumer and Marketplace	2022	1,221,154	1,200,000	2,990,322	2,261,028	890,000	26,618	8,589,122
	2021	1,100,000	1,584,000	7,161,045	1,740,792	900,000	14,250	12,500,087
Mark Parker Executive Chairman	2022	1,134,615	—	—	2,153,362	4,450,000	4,096,391	11,834,368
	2021	1,700,000	12,040,000	—	6,002,675	4,500,000	3,235,307	27,477,982
	2020	1,700,000	6,025,000	4,000,067	5,540,572	—	930,634	18,196,273

(1) For fiscal 2022, represents awards under our Executive Performance Sharing Plan which were earned based on Company performance during fiscal 2022. As described in the section titled "Compensation Discussion and Analysis—Compensation of our Named Executive Officers—Annual Cash Incentive", Mr. Donahoe's PSP award was paid at 0%, Mr. Parker did not receive a fiscal 2022 PSP award in light of his reduced responsibilities as Executive Chairman, and the PSP award for each other NEO was paid at 80%. For fiscal 2021, represents annual cash incentive awards which were paid at 120% of target to each executive officer, as well as transition-period cash incentive awards paid to Messrs. Donahoe and Parker. For fiscal 2020, represents cash bonuses awarded to executive officers to approximate the short- and long-term cash incentive payouts received by non-executive officers.

(2) Represents the grant date fair value of RSU and PSU awards granted in fiscal 2022, and RSU awards granted in fiscal 2021 and 2020, in each case computed in accordance with accounting guidance applicable to stock-based compensation. For RSUs, the grant date fair value was computed based on the closing market price of our Class B Stock on the grant date. For PSUs, the grant date fair value was computed using a Monte Carlo simulation based on the probable outcome of the performance condition as of the grant date. The assumptions made in determining the grant date fair value of PSUs under applicable accounting guidance are disclosed in Note 11 of Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended May 31, 2022. For fiscal 2022, the grant date fair value of the PSU awards was: $7,727,491 for Mr. Donahoe; $1,545,548 for Messrs. Friend and Campion and Ms. O'Neill; and $0 for Mr. Parker. Assuming that the maximum level of performance conditions is achieved, the PSU award values would be: $10,319,956 for Mr. Donahoe; $2,064,058 for Messrs. Friend and Campion and Ms. O'Neill; and $0 for Mr. Parker.

(3) Represents the grant date fair value of options granted in the applicable fiscal year computed in accordance with accounting guidance applicable to stock-based compensation. The grant date fair value of the options was estimated using the Black-Scholes option pricing model. The assumptions made in determining the grant date fair value of options under applicable accounting guidance are disclosed in Note 11 of Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended May 31, 2022.

(4) Represents awards under our Long-Term Incentive Plan which were earned for Company performance during the three-year period ending with the applicable fiscal year.

(5) For fiscal 2022, includes Company matching contributions to the 401(k) Plan in the amount of $14,500 for each of the Named Executive Officers. The amount for Mr. Donahoe also includes $4,000,000 in charitable matching contributions made by the Company, $27,472 in aggregate incremental cost to the Company for personal use of the Company's aircraft, as well as the value of Company-related merchandise, security services, food and beverage, and books. The amount for Ms. O'Neill also includes the incremental cost to the Company for personal use of the Company's aircraft as well as the value of security services, financial advisory services, and books. The amount for Mr. Parker also includes $4,000,000 in charitable matching contributions made by the Company, $61,574 in aggregate incremental cost to the Company for personal use of the Company' aircraft, as well as the value of Company-related merchandise, security services, and books. The aggregate incremental cost for personal use of the Company's aircraft is determined based on the variable operating cost to the Company, including the cost of fuel, maintenance, crew travel expenses, landing fees, parking fees, in-flight food and beverage, and other smaller variable costs associated with each flight. The amounts for Mr. Donahoe and Mr. Parker exclude the aggregate incremental cost to the Company for personal use of the Company's aircraft for which Mr. Donahoe or Mr. Parker, as applicable, reimbursed the Company in accordance with a time sharing agreement and as allowed under Federal Aviation Regulation 91.501(c) and (d).

(6) Includes the value of both the grant of PSUs for the fiscal 2022 – 2024 performance period (which were awarded as part of fiscal 2022 compensation) and the payout of LTIP awards for the fiscal 2020 – 2022 performance period (which were awarded as part of fiscal 2020 compensation).

(7) Because Ms. O'Neill was a Named Executive Officer for only fiscal 2022 and 2021, no disclosure is included as to Ms. O'Neill for fiscal 2020.

GRANTS OF PLAN-BASED AWARDS IN FISCAL 2022

The following table sets forth information concerning the performance-based annual cash incentive opportunities and PSUs, RSUs, and stock options granted to the Named Executive Officers in fiscal 2022.

NAME	GRANT DATE	ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS			ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS			ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS[3]	ALL OTHER OPTION AWARDS: NUMBER OF SECURITIES UNDERLYING OPTIONS[4]	EXERCISE OR BASE PRICE OF OPTION AWARDS	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS[5]
		THRESHOLD ($)	TARGET ($)	MAXIMUM ($)	THRESHOLD (#)	TARGET (#)	MAXIMUM (#)	(#)	(#)	($/SH)	($)
John Donahoe II	6/16/2021	1,500,000[1]	3,000,000[1]	4,500,000[1]							
	8/1/2021				7,701[2]	30,804[2]	61,608[2]				7,727,491
	8/1/2021							25,875			4,334,321
	8/1/2021								152,839	167.51	6,782,995
Matthew Friend	6/16/2021	660,000[1]	1,320,000[1]	1,980,000[1]							
	8/1/2021				1,540[2]	6,161[2]	12,322[2]				1,545,548
	8/1/2021							7,393			1,238,401
	8/1/2021								43,669	167.51	1,938,030
Andrew Campion	6/16/2021	750,000[1]	1,500,000[1]	2,250,000[1]							
	8/1/2021				1,540[2]	6,161[2]	12,322[2]				1,545,548
	8/1/2021							8,625			1,444,774
	8/1/2021								50,947	167.51	2,261,028
Heidi O'Neill	6/16/2021	750,000[1]	1,500,000[1]	2,250,000[1]							
	8/1/2021				1,540[2]	6,161[2]	12,322[2]				1,545,548
	8/1/2021							8,625			1,444,774
	8/1/2021								50,947	167.51	2,261,028
Mark Parker	6/16/2021	—[1]	—[1]	—[1]							—
	8/1/2021				—[2]	—[2]	—[2]				—
	8/1/2021							—			—
	8/1/2021								48,521	167.51	2,153,362

(1) These amounts represent the potential performance-based annual cash incentive awards payable for performance during fiscal 2022 under our PSP. Under this plan, the Compensation Committee approved target awards for fiscal 2022 based on a percentage of the executive's base salary paid during fiscal 2022 as follows: Mr. Donahoe, 200%; Mr. Friend, 120%; Mr. Campion, 120%; Ms. O'Neill, 120%; and Mr. Parker, 0%. Fiscal 2022 PSP awards are earned between 0% and 150% of target based on Company performance on three equally-weighted metrics—Adjusted Revenue, Adjusted Digital Revenue, and Adjusted EBIT—during fiscal 2022. Actual award payouts earned in fiscal 2022 and paid in fiscal 2023 are shown in the Summary Compensation Table.

(2) These amounts represent grants of PSUs under the Stock Incentive Plan which are earned between 0% and 200% of target based on Relative TSR for fiscal 2022 – 2024, subject to a cap of 100% of target if Absolute TSR for the performance period is negative. If Relative TSR is at or above the threshold performance goal, the Compensation Committee may adjust the earnout upwards or downwards by up to 20 percentage points based on a holistic assessment of the Company's performance during the three-year performance period with respect to employee engagement and inclusion, representation of diverse individuals in leadership positions, and sustainability. Earned PSUs will vest in August 2024 and are generally subject to continued employment through the vesting date. Vesting will be accelerated in certain circumstances as described in the section "Potential Payouts Upon Termination or Change-in-Control". The PSUs accumulate cash dividend equivalents that are paid only when, and to the extent, they vest.

(3) Amounts reported in this column represent grants of RSUs under the Stock Incentive Plan which vest in three equal installments on the first three anniversaries of the grant date. Vesting will be accelerated in certain circumstances as described in the section "Potential Payouts Upon Termination or Change-in-Control". The RSUs accumulate cash dividend equivalents that are only paid upon vesting.

(4) Amounts reported in this column represent stock options granted under the Stock Incentive Plan which become exercisable in four equal installments on the first four anniversaries of the grant date. Options become exercisable in certain circumstances as described in the section "Potential Payouts Upon Termination or Change-in-Control". Each option has a maximum term of 10 years, subject to earlier termination in the event of the optionee's termination of employment.

(5) For stock awards, represents the grant date fair value of (a) RSUs based on the closing market price of our Class B Stock on the grant date and (b) PSUs computed using a Monte Carlo simulation based on the probable outcome of the performance condition as of the grant date. For option awards, represents the grant date fair value of stock options granted based on a value of $44.38 per share, calculated using the Black-Scholes option pricing model. These are the same values for the equity awards under accounting guidance applicable to stock-based compensation. The assumptions made in determining PSU and option values are disclosed in Note 11 to Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended May 31, 2022.

OUTSTANDING EQUITY AWARDS AT MAY 31, 2022

The following table sets forth information concerning outstanding stock options, PSUs, and RSUs held by the Named Executive Officers at May 31, 2022.

NAME	OPTION AWARDS				STOCK AWARDS			
	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS EXERCISABLE (#)	NUMBER OF SECURITIES UNDERLYING UNEXERCISABLE OPTIONS (#)[1]	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)[2]	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)[3]	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($)
John Donahoe II	118,422	118,421[4]	102.1600	1/13/2030				
	511,697	255,847[5]	102.1600	1/13/2030				
	59,894	179,681[6]	97.6100	8/1/2030				
	—	152,839[7]	167.5100	8/1/2031	119,327	14,182,014	30,804	3,661,055
Matthew Friend	23,000	—	57.8700	7/15/2026				
	30,000	—	59.1000	7/20/2027				
	26,250	8,750[8]	77.5400	8/1/2028				
	18,048	18,047[9]	83.1200	8/1/2029				
	19,300	57,897[6]	97.6100	8/1/2030				
	—	43,669[7]	167.5100	8/1/2031	62,134	7,384,626	6,161	732,235
Andrew Campion	75,000	—	57.8700	7/15/2026				
	75,000	—	59.1000	7/20/2027				
	60,000	20,000[8]	77.5400	8/1/2028				
	43,830	43,828[9]	83.1200	8/1/2029				
	19,300	57,897[6]	97.6100	8/1/2030				
	—	50,947[7]	167.5100	8/1/2031	96,552	11,475,205	6,161	732,235
Heidi O'Neill	12,500	12,500[8]	77.5400	8/1/2028				
	30,680	30,680[9]	83.1200	8/1/2029				
	19,300	57,897[6]	97.6100	8/1/2030				
	—	50,947[7]	167.5100	8/1/2031	64,488	7,664,399	6,161	732,235
Mark Parker	330,000	—	31.6750	7/19/2023				
	330,000	—	38.7600	7/18/2024				
	330,000	—	56.4000	7/17/2025				
	165,000	—	57.8700	7/15/2026				
	165,000	—	59.1000	7/20/2027				
	131,250	43,750[8]	77.5400	8/1/2028				
	151,134	151,134[9]	83.1200	8/1/2029				
	66,549	199,645[6]	97.6100	8/1/2030				
	—	48,521[7]	167.5100	8/1/2031	16,041	1,906,473	—	—

(1) Stock options generally become exercisable in four equal installments on each of the first four anniversaries of the grant date.

(2) Reflects RSUs that vest as described in the table below:

NAME	FISCAL YEAR OF GRANT	NUMBER OF UNVESTED UNITS	VESTING SCHEDULE
John Donahoe II	2022	25,875	RSUs subject to three-year pro-rata vesting on 8/1/2022, 8/1/2023, and 8/1/2024
	2021	24,607	RSUs subject to three-year pro-rata vesting, 50% of the remaining units vest on 8/1/2022 and 50% vest on 8/1/2023
	2020	68,845	RSUs subject to three-year pro-rata vesting, 100% of the remaining units vest on 1/13/2023
Matthew Friend	2022	7,393	RSUs subject to three-year pro-rata vesting on 8/1/2022, 8/1/2023, and 8/1/2024
	2021	7,929	RSUs subject to three-year pro-rata vesting, 50% of the remaining units vest on 8/1/2022 and 50% vest on 8/1/2023
	2021	45,208	RSUs subject to four-year pro-rata vesting, 33.3% of the remaining units vested on 6/1/2022, 33.3% vest on 6/1/2023, and 33.3% vest on 6/1/2024
	2020	1,604	RSUs subject to three-year pro-rata vesting, 100% of the remaining units vest on 8/1/2022
Andrew Campion	2022	8,625	RSUs subject to three-year pro-rata vesting on 8/1/2022, 8/1/2023, and 8/1/2024
	2021	7,929	RSUs subject to three-year pro-rata vesting, 50% of the remaining units vest on 8/1/2022 and 50% vest on 8/1/2023
	2021	75,347	RSUs subject to four-year pro-rata vesting, 33.3% of the remaining units vested on 6/1/2022, 33.3% vest on 6/1/2023, and 33.3% vest on 6/1/2024
	2020	4,651	RSUs subject to three-year pro-rata vesting, 100% of the remaining units vest on 8/1/2022
Heidi O'Neill	2022	8,625	RSUs subject to three-year pro-rata vesting on 8/1/2022, 8/1/2023, and 8/1/2024
	2021	7,929	RSUs subject to three-year pro-rata vesting, 50% of the remaining units vest on 8/1/2022 and 50% vest on 8/1/2023
	2021	45,208	RSUs subject to four-year pro-rata vesting, 33.3% of the remaining units vested on 6/1/2022, 33.3% vest on 6/1/2023, and 33.3% vest on 6/1/2024
	2020	2,726	RSUs subject to three-year pro-rata vesting, 100% of the remaining units vest on 8/1/2022
Mark Parker	2020	16,041	RSUs subject to three-year pro-rata vesting, 100% of the remaining units vest on 8/1/2022

(3) Reflects PSUs that vest as described in the table below. PSUs will be earned between 0% and 200% based on Relative TSR and subject to the People & Planet modifier, each over the applicable three-year performance period.

NAME	FISCAL YEAR OF PERFORMANCE PERIOD	NUMBER OF UNVESTED UNITS	VESTING SCHEDULE
John Donahoe II	2022 – 2024	30,804	Earned units will cliff vest on 8/1/2024
Matthew Friend	2022 – 2024	6,161	Earned units will cliff vest on 8/1/2024
Andrew Campion	2022 – 2024	6,161	Earned units will cliff vest on 8/1/2024
Heidi O'Neill	2022 – 2024	6,161	Earned units will cliff vest on 8/1/2024

(4) 50% will vest on January 13, 2023, and 50% will vest on January 13, 2024.

(5) Represents sign-on performance stock options scheduled to vest in three equal installments on each of the first three anniversaries of the grant date, subject to satisfaction of a performance condition based on a 20% increase in the value of our Class B Stock from the value on the grant date (based on a 30-trading day average closing price divided by the closing price of a share on the grant date). The performance condition was satisfied in fiscal 2021. 100% will vest on January 13, 2023.

(6) 33.3% of these options will vest on August 1, 2022, 33.3% will vest on August 1, 2023, and 33.3% will vest on August 1, 2024.

(7) 25% of these options will vest on August 1, 2022, 25% will vest on August 1, 2023, 25% will vest on August 1, 2024, and 25% will vest on August 1, 2025.

(8) 100% of these options will vest on August 1, 2022.

(9) 50% of these options will vest on August 1, 2022 and 50% will vest on August 1, 2023.

OPTION EXERCISES AND STOCK VESTED DURING FISCAL 2022

The following table sets forth information concerning stock option exercises and vesting of RSUs during fiscal 2022 for each of the Named Executive Officers on an aggregated basis.

	OPTION AWARDS		STOCK AWARDS	
NAME	NUMBER OF SHARES ACQUIRED ON EXERCISE (#)	VALUE REALIZED ON EXERCISE ($)	NUMBER OF SHARES ACQUIRED ON VESTING (#)	VALUE REALIZED ON VESTING ($)
John Donahoe II	—	—	81,151	12,375,142
Matthew Friend	43,000	4,884,800	35,173	4,915,142
Andrew Campion	—	—	38,677	5,666,772
Heidi O'Neill	32,500	2,693,250	69,122	9,466,137
Mark Parker	660,000	88,788,655	37,535	6,334,031

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes information regarding outstanding awards and shares available for future issuance under equity compensation plans approved by shareholders and equity compensation plans that were not approved by shareholders as of May 31, 2022. The table does not reflect issuances made during fiscal 2023.

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS[1]	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN (a))
	(a)	(b)	(c)
Equity compensation plans approved by shareholders	74,715,806 [2]	$88.6637	109,975,651 [3]
Equity compensation plans not approved by shareholders	—	—	4,218,758 [4]
Total	74,715,806	$88.6637	114,194,409

(1) Weighted-average exercise prices do not reflect the shares that will be used upon the payment of outstanding awards of RSUs.

(2) Consists of 74,715,806 shares subject to awards of options, RSUs, PSUs (based on performance at 100% of target), and stock appreciation rights outstanding under the Stock Incentive Plan.

(3) Includes 105,885,427 shares available for future issuance under the Stock Incentive Plan and 4,090,224 shares available for future issuance under the Employee Stock Purchase Plan.

(4) Consists of 4,218,758 shares available for future issuance under the Foreign Subsidiary Employee Stock Purchase Plan, pursuant to which shares are offered and sold to employees of selected non-U.S. subsidiaries of the Company on substantially the same terms as those offered to U.S. employees under the shareholder-approved Employee Stock Purchase Plan as described above under "Compensation Discussion and Analysis—Compensation of our Named Executive Officers—Other Compensation—Employee Stock Purchase Plan".

NON-QUALIFIED DEFERRED COMPENSATION IN FISCAL 2022

NAME	PLAN NAME	EXECUTIVE CONTRIBUTIONS IN FISCAL 2022[1]	AGGREGATE EARNINGS IN FISCAL 2022	AGGREGATE WITHDRAWALS/ DISTRIBUTIONS IN FISCAL 2022	AGGREGATE BALANCE AT MAY, 31 2022[1]
John Donahoe II	DCP	—	$(143,890)	—	$787,895
Matthew Friend	DCP	—	$(40,228)	—	$578,864
Andrew Campion	DCP	$390,385	$(103,813)	—	$3,363,300
Heidi O'Neill	DCP	$462,600	$(333,225)	—	$4,178,948
Mark Parker	DCP	$1,591,654	$(64,163)	—	$26,861,591

(1) *All amounts reported in the Executive Contributions column are also included in amounts reported in the Summary Compensation Table. Of the amounts reported in the Aggregate Balance column, the following amounts have been reported in the Summary Compensation Tables in this proxy statement or in prior year proxy statements: Mr. Donahoe, $63,695; Mr. Parker, $21,045,929; Mr. Friend, $9,503; Mr. Campion, $1,983,894; and Ms. O'Neill, $805,406.*

NON-QUALIFIED DEFERRED COMPENSATION PLANS

The Named Executive Officers are eligible to participate in our Deferred Compensation Plan (the "DCP"). Participants in the DCP may elect in advance to defer up to 75 percent of their annual base salary, and up to 100 percent of their bonus and long-term cash incentive payments.

We may make annual profit sharing contributions to defined contribution retirement plans. The contributions are allocated among eligible employees based on a percentage of their total salary and bonus for the year. To the fullest extent permitted under Internal Revenue Code limitations, these contributions are made to employees' accounts under our qualified 401(k) Savings and Profit Sharing Plan. Contributions based on salary and bonus in excess of the tax law limit ($290,000 for fiscal 2022) are made as NIKE contributions under the DCP.

Amounts deferred under the DCP are credited to a participant's account under the DCP. Each participant may allocate his or her account among any combination of the investment options available under the DCP. Participants' accounts are adjusted to reflect the investment performance of the investment options selected by the participants. Participants can change the allocation of their account balances daily. The investment options available under the DCP consist of 18 mutual funds with a variety of investment objectives and five risk-based portfolios. The investment options had annual returns in fiscal 2022 ranging from -28.55% to 8.12%. Amounts credited to participants' accounts are invested by us in actual investments matching the investment options selected by the participants to ensure that we do not bear any investment risk related to participants' investment choices.

The portion of a participant's account attributable to elective deferrals, including investment returns, is fully vested at all times. The portion of a participant's account attributable to NIKE contributions, including investment returns, is fully vested after the participant has been employed by us for five years. All of the Named Executive Officers, other than Mr. Donahoe, are fully vested in their NIKE contributions.

Each time they elect to defer compensation, participants make an election regarding distribution of the compensation deferred under the election (as adjusted to reflect investment performance). A participant may elect for distribution to be made in a lump sum at the beginning of a predetermined year while the participant is still employed or in service (but no sooner than the fourth year after the year in which the distribution election is submitted). Alternatively, a participant may elect for distribution to be made in a lump sum or in quarterly installments over five, ten or fifteen years after termination of employment or service. Participants have limited rights to change their distribution elections. Participants may make a hardship withdrawal under certain circumstances. Subject to certain limitations, a participant may also at any time request to withdraw amounts from his or her account balance that were vested as of December 31, 2004 (and any subsequent investment returns on such amount). If such request is approved, the participant may withdraw 90% of the amount requested, and the remaining 10% will be permanently forfeited.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

CHANGE-IN-CONTROL COMPENSATION — ACCELERATION OF EQUITY AWARDS

All unvested stock option, RSU, and PSU awards are subject to accelerated vesting upon the occurrence of two events (a "double-trigger"): there is a "change-in-control"; and the Named Executive Officer's employment is terminated by us without "cause" or by the Named Executive Officer for "good reason", in each case between the change-in-control (or shareholder approval of the change-in-control, if earlier) and the second anniversary of the change-in-control. Stock options will be exercisable for four years following termination of employment, but not beyond each option's original 10-year term. PSUs will vest at 100% of target. Accelerated vesting of stock options, RSUs, and PSUs will also occur if we are acquired and the acquiring company does not assume the outstanding options, RSUs, or PSUs. For purposes of our stock awards, "change-in-control" is generally defined to include:

- the acquisition by any person of 50% or more of our outstanding Class A Stock or, if the Class A Stock no longer elects a majority of directors, the acquisition by any person of 30% or more of our total outstanding Common Stock,
- the nomination (and subsequent election) in a two-year period of a majority of our directors by persons other than the incumbent directors,
- a sale of all or substantially all of our assets, and
- an acquisition of NIKE through a merger, consolidation or share exchange.

For purposes of our stock awards, "cause" generally includes willful and continued failure to substantially perform assigned duties and willful engagement in illegal conduct materially injurious to us, and "good reason" generally includes a material diminution in position or duties, a salary reduction or material reduction in other benefits, and a home office relocation of over 50 miles.

The following table shows the estimated benefits that would have been received by the Named Executive Officers if double-trigger accelerated vesting had occurred on May 31, 2022, when the closing price of our Class B Stock was $118.85 per share.

NAME	STOCK AWARD ACCELERATION[1]	STOCK OPTION ACCELERATION[2]	TOTAL
John Donahoe II	$17,843,069	$10,062,956	$27,906,025
Matthew Friend	$8,116,861	$2,236,014	$10,352,875
Andrew Campion	$12,207,440	$3,621,906	$15,829,346
Heidi O'Neill	$8,396,634	$2,842,303	$11,238,937
Mark Parker	$1,906,473	$11,447,791	$13,354,264

(1) Information regarding unvested RSUs and PSUs held by each Named Executive Officer is set forth in the Outstanding Equity Awards table above. The amounts in the table above represent the number of unvested RSUs and PSUs (at 100% of target) multiplied by the closing price of our Class B Stock on May 31, 2022.

(2) Information regarding outstanding unvested stock options held by each Named Executive Officer is set forth in the Outstanding Equity Awards table above. The amounts in the table above represent the aggregate value as of May 31, 2022 of those options using the excess of the per share closing price of our Class B Stock on May 31, 2022 over the per share exercise price, multiplied by the number of unvested option shares for each Named Executive Officer.

BENEFITS TRIGGERED ON CERTAIN EMPLOYMENT TERMINATIONS

STOCK OPTION ACCELERATION AND EXTENSION

As of May 31, 2022, each Named Executive Officer held stock options as listed in the Outstanding Equity Awards table above. Under the terms of the stock options held by each Named Executive Officer, upon the death or disability of the holder (or with respect to Mr. Donahoe's performance-based stock options, his termination without "cause"), all unvested options will vest and will be exercisable for four years following termination of employment, but not beyond each option's original 10-year term. If death or disability (or with respect to Mr. Donahoe's performance-based stock options, a termination without "cause") of a Named Executive Officer had occurred on May 31, 2022, the aggregate value of those options is as set forth in the "Stock Option Acceleration" column of the Change-in-Control Compensation – Acceleration of Equity Awards table above.

Under the terms of the stock options held by each Named Executive Officer that were granted after fiscal 2020, upon a termination of employment due to a "divestiture" or "reduction in force" that occurs at least six months following the grant date, and subject to the holder signing a general waiver and release of claims, options that are scheduled to vest within one year following the termination will vest and all vested options will be exercisable for one year following termination of employment, but not beyond each option's original 10-year term. The value of the unvested stock options held by each Named Executive Officer as of May 31, 2022 that would have become vested if a termination due to a "divestiture" or "reduction in force" had occurred on that date is $1,272,149 for Mr. Donahoe, $409,911 for each of Messrs. Friend and Campion and Ms. O'Neill, and $1,413,501 for Mr. Parker.

Under the terms of Mr. Donahoe's performance-based stock options, if he retires with at least 5 years of service (disregarding his years of service as a non-employee director prior to his employment), unvested options will be forfeited and vested options will be exercisable for four years following termination of employment, but not beyond the option's original 10-year term. Under the terms applicable to all other stock options held by the Named Executive Officers, options that have been outstanding for at least one year will be subject to continued vesting if the holder retires after reaching age 55 with at least 5 years of service (or accelerated vesting if the holder retires after reaching age 60 with at least 5 years of service), and vested options will be exercisable for four years following termination of employment, but not beyond each option's original 10-year term. If the Named Executive Officers had retired on May 31, 2022, the aggregate value of stock options subject to retirement vesting would have been $5,792,870 for Mr. Donahoe, $2,842,303 for Ms. O'Neill, and $11,447,791 for Mr. Parker. Messrs. Friend and Campion are not eligible for retirement vesting because these Named Executive Officers have not reached age 55.

STOCK AWARD ACCELERATION

As of May 31, 2022, the Named Executive Officers held unvested RSUs and PSUs as set forth in the Outstanding Equity Awards table above. Under the terms of their award agreements, all unvested RSUs and PSUs will immediately vest upon the death or disability of the holder, with PSUs vesting at 100% of target. The value of the unvested RSUs and PSUs held by each Named Executive Officer as of May 31, 2022 that would have become vested if death or disability had occurred on that date is as set forth in the "Stock Award Acceleration" column of the Change-in-Control Compensation — Acceleration of Equity Awards table above.

Under the terms of the RSUs that were granted to the Named Executive Officers after fiscal 2020 (excluding the stock-based transition awards granted to Messrs. Friend and Campion and Ms. O'Neill) and all PSUs held by the Named Executive Officers, upon a termination of employment due to a "divestiture" or "reduction in force" that occurs at least six months following the grant date, and subject to the holder signing a general waiver and release of claims, RSUs and PSUs that are scheduled to vest within one year following the termination will vest, with PSUs vesting at 100% of target. The value of the unvested RSUs and PSUs held by each Named Executive Officer as of May 31, 2022 that would have become vested if a termination due to a "divestiture" or "reduction in force" had occurred on that date is $2,487,530 for Mr. Donahoe, $764,205 for Mr. Friend, $813,053 for each of Mr. Campion and Ms. O'Neill, and $0 for Mr. Parker.

PAYMENTS UNDER NONCOMPETITION AGREEMENTS

We have a noncompetition agreement with Mr. Donahoe that extends for eighteen months following the termination of his employment with us and a noncompetition agreement with Mr. Parker that extends for two years following the termination of his employment with us. Under these agreements, if Mr. Donahoe's employment is terminated by us without "cause" (as defined in his agreement), or if Mr. Parker's employment is terminated by us, we will make monthly payments to the executive during the noncompetition period in an amount equal to one-twelfth of his then current annual salary and target PSP award ("Annual NIKE Income"). The agreements provide further that if the executive voluntarily resigns, we will make monthly payments to him during the noncompetition period in an amount equal to one-twenty-fourth of his then current Annual NIKE Income. However, commencement of the above-described monthly payments will be delayed until after the six-month period following the executive's separation from service, and all payments that he would otherwise have received during that period will be paid in a lump sum promptly following the end of the period, together with interest at the prime rate. If employment is terminated without "cause" (as defined in the applicable agreement), the parties may mutually agree to waive the covenant not to compete, and if employment is terminated for "cause", we may unilaterally waive the covenant. If the covenant is waived, we will not be required to make the payments described above for the months as to which the waiver applies. Assuming that Mr. Donahoe's employment had been terminated on May 31, 2022 and the covenant was not waived, during the 18-month period ending November 30, 2023 we would have been required to pay Mr. Donahoe $375,000 per month if the termination was by us without "cause", or $187,500 per month if he had voluntarily resigned. Assuming that Mr. Parker's employment had been terminated on May 31, 2022 and the covenant was not waived, during the 24-month period ending May 31, 2024 we would have been required to pay Mr. Parker $83,333 per month if the termination was by us, or $41,667 per month if he had voluntarily resigned.

We have noncompetition agreements with each of the other Named Executive Officers on generally the same terms as Mr. Donahoe, except that the noncompetition period is one year, we may unilaterally waive the covenant in all cases (including a termination without "cause"), the monthly payments are one-twelfth or one-twenty-fourth of the executive's then current annual salary (instead of their Annual NIKE Income), and payments may commence on termination. Assuming that the employment of each of these Named Executive Officers had been terminated by us without "cause" on May 31, 2022 and the covenants were not waived, we would have been required to pay Mr. Friend $91,667, Mr. Campion $104,167, and Ms. O'Neill $104,167, each on a monthly basis for the 12-month period ending May 31, 2023. Assuming that each of these Named Executive Officers had voluntarily resigned on May 31, 2022 and the covenants were not waived, we would have been required to pay Mr. Friend $45,833, Mr. Campion $52,083, and Ms. O'Neill $52,083, each on a monthly basis for the 12-month period ending May 31, 2023.

CEO PAY RATIO

NIKE's pay and benefits are designed to be competitive and equitable, meet the diverse needs of our global teammates, and reinforce our values. We pay for performance and impact by linking incentive pay to Company performance and seek to invest in positive experiences that have the greatest impact on the engagement and well-being of our employees. The executive compensation program is highly incentive-based and weighted towards long-term awards to emphasize long-term performance and support retention. Our executive compensation program is designed to attract and retain top-tier talent in a competitive market and to "pay for performance" in order to drive business results and maximize shareholder value.

For fiscal 2022, our last completed fiscal year:

- The employee identified at the median of all NIKE employees (other than our CEO) was a retail store employee in Canada;
- The annual total compensation of the median employee was $37,410;
- The annual total compensation of our CEO, Mr. Donahoe, was $28,838,060; and
- The estimated ratio of the annual total compensation of our CEO to the median annual total compensation of all other NIKE employees was 771 to 1.

This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on the methodology described below. The SEC rules for identifying the median compensated employee and calculating the pay ratio allow companies to adopt a variety of methodologies, apply certain exclusions, and make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios.

METHODOLOGY

Consistent with our past practice, we used the first business day in May as the date to determine the median employee. This year, the first business day in May was May 2, 2022. At that time, we had approximately 77,239 employees globally. After applying the "de minimis exemption" under the SEC rules, which permits us to exclude non-U.S. employees accounting for 5% or less of our total employee population, we excluded the 3,656 employees in the jurisdictions identified below, and our employee population consisted of approximately 73,583 employees.

Slovenia	1	Denmark	68	Malaysia	206
Sri Lanka	4	Uruguay	71	Thailand	206
United Arab Emirates	5	Czech Republic	73	South Africa	207
Croatia	6	Hungary	82	Vietnam	252
Philippines	19	Indonesia	85	Israel	266
Macau	42	Ireland	87	Poland	276
New Zealand	44	Switzerland	113	Chile	285
Norway	45	Greece	135	Hong Kong	323
Sweden	55	Portugal	148	Turkey	340
Brazil	61	Austria	151		

Of the 73,583 employees included in the CEO Pay Ratio calculation, approximately 75% were full-time, 49% were in retail jobs, and 51% were located in the United States.

To identify our median employee we calculated annual compensation for fiscal 2022 based on base salary or hourly wages, as applicable. For the majority of our employees, base salary or hourly wages comprise the majority of their compensation. To determine wages for hourly employees, we used each individual's pay rate and estimated scheduled hours in the applicable Human Resources system of record.

After determining the annual compensation for our employee population as described above, we identified a subset of approximately 100 individuals representing the potential median employee population. For this subset, we calculated each employee's annual total compensation in U.S. dollars for fiscal 2022 based on the Summary Compensation Table rules used for our Named Executive Officers (in accordance with Item 402(c)(2)(x) of Regulation S-K). Compensation for permanent employees hired during the fiscal year was annualized, compensation for non-U.S. employees was converted into U.S. dollars using the applicable currency conversion rate as reported in the Human Resources system of record for the median employee determination date, and the median employee was then selected from this subset.

AUDIT MATTERS

PROPOSAL 3

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit & Finance Committee of the Board of Directors has sole authority to retain, with shareholder ratification, the Company's independent registered public accounting firm. The Audit & Finance Committee directly oversees the firm's work with respect to the annual audit of the Company's consolidated financial statements and internal control over financial reporting and approves all audit engagement fees and terms. At least annually, the Audit & Finance Committee evaluates the independent registered public accounting firm's qualifications, performance, and independence, including a review and evaluation of its lead partner. The Audit & Finance Committee is also involved in the selection of the new lead engagement partner following mandated rotation of the firm's lead partner, and is responsible for considering the benefits of rotation of the Company's independent registered public accounting firm.

The Audit & Finance Committee has appointed PricewaterhouseCoopers LLP to audit the Company's consolidated financial statements and internal control over financial reporting for the fiscal year ending May 31, 2023 and to render other professional services as required.

PricewaterhouseCoopers LLP has served as the Company's independent registered public accounting firm for many years. The Audit & Finance Committee and the Board of Directors believe that the continued retention of PricewaterhouseCoopers LLP as the independent registered public accounting firm is in the best interests of the Company and its shareholders.

Accordingly, the Audit & Finance Committee is submitting the appointment of PricewaterhouseCoopers LLP to shareholders for ratification. If the appointment is not ratified by our shareholders, the Audit & Finance Committee may reconsider whether it should appoint another independent registered public accounting firm.

Representatives of PricewaterhouseCoopers LLP will be present at the Annual Meeting, will have the opportunity to make a statement if they desire to do so, and are expected to be available to respond to questions.

Aggregate fees billed by the Company's independent registered public accounting firm, PricewaterhouseCoopers LLP, for audit services related to the most recent two fiscal years, and for other professional services incurred in the most recent two fiscal years, were as follows:

TYPE OF SERVICE	2022	2021
Audit Fees[1]	$18.1 million	$19.3 million
Audit-Related Fees[2]	0.3 million	0.4 million
Tax Fees[3]	0.1 million	0.1 million
All Other Fees[4]	0.8 million	0.3 million
Total	$19.3 million	$20.1 million

(1) Comprises the audits of the Company's annual financial statements and internal controls over financial reporting, and reviews of the Company's quarterly financial statements, as well as statutory audits of Company subsidiaries, attest services and consents to SEC filings.
(2) Comprises services including consultations regarding financial accounting and reporting.
(3) Comprises services for tax compliance, tax planning and tax advice. Tax compliance includes services for compliance related tax advice, as well as the preparation and review of both original and amended tax returns for the Company and its consolidated subsidiaries. Tax compliance related fees represented $0.1 million of the tax fees for fiscal 2022 and $0.1 million of the tax fees for fiscal 2021. The remaining tax fees primarily include tax advice.
(4) Comprises other miscellaneous services.

In accordance with the Sarbanes-Oxley Act of 2002, the Audit & Finance Committee established policies and procedures under which all audit and non-audit services performed by the Company's independent registered public accounting firm must be approved in advance by the Audit & Finance Committee. During fiscal 2022 and fiscal 2021, all such services performed by, and fees paid to, PricewaterhouseCoopers LLP were approved in advance.

BOARD RECOMMENDATION

 The Board of Directors recommends that shareholders vote **FOR** ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending May 31, 2023.

REPORT OF THE AUDIT & FINANCE COMMITTEE

The Audit & Finance Committee has:

- Reviewed and discussed the audited financial statements with management.
- Discussed with the independent auditors the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC.
- Received the written disclosures and the letter from the independent accountants required by applicable requirements of the PCAOB regarding the independent accountants' communications concerning independence, and has discussed with the independent accountant the independent accountant's independence.
- Based on the review and discussions above, recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the last fiscal year for filing with the Securities and Exchange Commission.

Members of the Audit & Finance Committee:

- Alan B. Graf, Jr., Chair
- Cathleen A. Benko
- Peter B. Henry

EMPLOYEE STOCK PURCHASE PLAN

PROPOSAL 4

APPROVAL OF AMENDMENT OF NIKE, INC. EMPLOYEE STOCK PURCHASE PLAN TO INCREASE AUTHORIZED SHARES

The Board of Directors is asking our shareholders to approve an amended and restated version of the NIKE, Inc. Employee Stock Purchase Plan (the "ESPP"). The ESPP was initially adopted by the Board and shareholders in 2001 and was most recently amended in 2016 (the "Current ESPP"). On the recommendation of the Compensation Committee, the Board unanimously approved an amended and restated version of the ESPP (the "Amended ESPP") on June 16, 2022, subject to shareholder approval at the Annual Meeting. The Amended ESPP would increase the number of shares of Class B Stock ("Shares") authorized for issuance thereunder by 11 million Shares to a total of 62 million Shares.

The ESPP is intended to provide a convenient and practical means by which employees may participate in stock ownership of the Company. The ESPP serves the best interests of our shareholders by:

- aligning employees' interests with those of our shareholders;
- reinforcing a culture of ownership; and
- enhancing the Company's ability to attract and retain highly qualified and motivated employees in a competitive marketplace.

We recommend that shareholders approve the Amended ESPP to ensure that the number of Shares available for issuance under the ESPP is sufficient in light of the expected levels of ongoing participation and to help the Company meet the goals of its compensation strategy.

BOARD RECOMMENDATION

 The Board of Directors recommends that shareholders vote **FOR** approval of the following resolution:

RESOLVED, that the shareholders approve the NIKE, Inc. Employee Stock Purchase Plan as amended and restated.

SUMMARY OF THE EMPLOYEE STOCK PURCHASE PLAN

The following summary of the Amended ESPP is qualified in its entirety by reference to the complete text of the Amended ESPP, which is attached to this proxy statement as Exhibit A. The Amended ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986, as amended (the "Code").

The Amended ESPP increases the number of Shares authorized for issuance thereunder by 11 million Shares to 62 million Shares; it does not make any other changes to the Current ESPP. If this proposal is rejected by shareholders, the total number of Shares authorized and reserved for issuance under the ESPP will remain at 51 million, of which approximately 4,090,538 remained available for issuance as of July 8, 2022. Based on our current forecasts and estimated participation rates, if the Amended ESPP is not approved, it is anticipated that the Current ESPP will run out of available Shares in approximately fiscal year 2024.

We believe that the ESPP furthers the interests of the Company and our shareholders by aligning employees' interests with those of our shareholders, reinforcing a culture of ownership, and enhancing the Company's ability to attract and retain highly qualified and motivated employees in a competitive marketplace. To continue to provide employees with benefits under the ESPP, we believe that additional Shares must be authorized because the number of Shares remaining available for issuance under the Current ESPP will not be sufficient in light of the expected levels of ongoing participation.

In considering its recommendation to seek shareholder approval for the addition of 11 million Shares to the ESPP, the Board considered the historical number of Shares purchased under the ESPP in the past 5 fiscal years. The Board also considered the Company's expectation that the additional Shares should last through approximately fiscal year 2027. However, the additional

Shares could last for a longer or shorter period of time based on various factors which cannot be predicted, including the growth of our employee population, future ESPP offering practices, our Share price, and prevailing market conditions. In the event that more Shares are required for the ESPP in the future, the prior approval of our shareholders will be required.

DESCRIPTION OF THE AMENDED ESPP

ELIGIBILITY

The Amended ESPP is a broad-based plan in which almost all active employees of the Company and its participating subsidiaries are eligible to participate, except for the following: (a) any employee who has been employed less than one month when an offering commences, (b) any employee whose customary employment is less than 20 hours per week, and (c) any employee who would, immediately after the purchase right grant for an offering, own or be deemed to own stock (including any stock the employee may purchase under outstanding purchase rights) representing five percent or more of the total combined voting power or value of all classes of stock of the Company or any subsidiary of the Company. As of July 8, 2022, approximately 36,540 employees, including all 7 executive officers, were eligible to participate in the ESPP.

SHARES AUTHORIZED FOR ISSUANCE

As noted above, if shareholders approve this proposal, the total number of Shares authorized and reserved for issuance under the Amended ESPP will be 62 million Shares. Such number of Shares is subject to adjustment in the event of any stock dividend, stock split, combination of shares, recapitalization, or other change in the outstanding Shares. As of July 8, 2022, the closing price of our Shares on the New York Stock Exchange was $107.93 per Share.

ADMINISTRATION

The Board has delegated to the Company's senior human resources executive (the "Authorized Officer") all authority for administration of the Amended ESPP and such Authorized Officer may delegate some or all of his or her duties and authority to one or more Company employees. The Authorized Officer may promulgate rules and regulations, adopt forms for use in connection with the Amended ESPP, decide any question of interpretation or rights arising under, and generally supervises the administration of, the Amended ESPP. Unless otherwise determined by the Board, all determinations and decisions of the Authorized Officer or the Board will be conclusive. The Company pays all expenses of the Amended ESPP.

OFFERINGS

The Amended ESPP is implemented by a series of six-month offerings, with a new offering commencing on April 1 and October 1 of each year. The first day of each offering is the "offering date" for that offering, and the last day of each offering is the "purchase date" for that offering. An eligible employee who joins the Amended ESPP (a "participant") may purchase Shares only through payroll deductions permitted under the Amended ESPP. Payroll deductions must be not less than 1% nor more than 10% of the participant's eligible compensation.

The maximum number of Shares that any participant may purchase in any single offering is 500 Shares. In addition, the terms of an offering may not allow a participant's right to purchase Shares under all stock purchase plans of the Company and its subsidiaries to which Section 423 of the Code applies to accrue at a rate that exceeds $25,000 of fair market value of Shares, as determined on the offering date, in any calendar year.

Eligible employees voluntarily elect whether or not to enroll in the Amended ESPP by submitting a subscription and payroll deduction authorization to the Company or its agent in a form and manner and by the deadline set by the Authorized Officer. A participant may terminate participation in the Amended ESPP by written notice to the Company submitted no later than the "change deadline" for that offering, which is the number of days before the purchase date established by the Authorized Officer. Participation in the Amended ESPP will also terminate when a participant ceases to be an eligible employee for any reason, including death or retirement. An employee may not reinstate participation in the Amended ESPP with respect to a particular offering after terminating participation in the Amended ESPP with respect to that offering, but may participate in subsequent offerings. Generally, upon termination of a participant's participation in the Amended ESPP, all amounts deducted from the participant's pay that had not yet been used to purchase Shares will be returned to the employee. The rights of participants under the Amended ESPP are not transferable.

PURCHASE PRICE

The price at which Shares may be purchased in an offering is the lower of (a) 85 percent of the fair market value of a Share on the offering date of the offering or (b) 85 percent of the fair market value of a Share on the purchase date of the offering. The fair market value of a Share on any date is the closing price on the immediately preceding trading day of the Share on the New York

Stock Exchange or, if the Share is not traded on the New York Stock Exchange, such other reported value of the Share as may be specified by the Board.

PURCHASE OF SHARES; CUSTODIAN

All participant payroll deductions will be credited to the participant's account under the Amended ESPP. No interest will be paid on such accounts, unless otherwise determined by the Authorized Officer. On each purchase date, the amount of the account of each participant will be applied to the purchase of Shares (including fractional Shares) by such participant from the Company at the purchase price (described above). Any cash balance remaining in a participant's account after a purchase date will be repaid to the participant. Shares purchased under the Amended ESPP are delivered to and held in the custody of a custodian (the "Custodian"), which is an investment or financial firm appointed by the Authorized Officer. By appropriate instructions to the Custodian, a participant may from time to time sell all or part of the Shares held by the Custodian for the participant's account in the public market at the market price at the time the order is executed. Also by appropriate instructions, the participant may transfer all or part of the Shares held for that participant by the Custodian to the participant or to a regular individual brokerage account in the participant's own name, except that no Shares may be so transferred until two years after the offering date of the offering in which the Shares were purchased.

DIVIDENDS AND OTHER DISTRIBUTIONS; REINVESTMENT

Stock dividends and other distributions in Shares, with respect to Shares held by the Custodian, will be issued to the Custodian and held by it for the account of the respective participants entitled to such dividends or other distributions. Cash distributions other than dividends, if any, on Shares held by the Custodian will be paid currently to the participants entitled to such distributions. Cash dividends, if any, on Shares held by the Custodian may be reinvested in Shares on behalf of the participants entitled to such dividends. The Custodian will establish a separate account for each participant for the purpose of holding any Shares acquired through reinvestment of participants' dividends.

TERMINATION AND AMENDMENT

The Amended ESPP will terminate when all of the Shares reserved for purposes of the Amended ESPP have been purchased, provided that the Board or the Authorized Officer in their sole discretion may terminate the Amended ESPP at any time with respect to any participating subsidiary and the Board in its sole discretion may at any time terminate the Amended ESPP completely.

The Board or the Authorized Officer may at any time amend the Amended ESPP in any and all respects, except that only the Board may change (a) the number of Shares reserved for the Amended ESPP, (b) the maximum percentage of a participant's eligible compensation that may be deducted from a participant's paycheck during an offering, (c) the purchase price of Shares offered pursuant to the Amended ESPP, (d) the maximum number of Shares that any participant may purchase in any single offering or certain other purchase limitations, or (e) certain other terms of the Amended ESPP relating to the offering and purchase dates. Notwithstanding the foregoing, the Board may not without shareholder approval increase the number of Shares reserved for the Amended ESPP (except for certain capital adjustments, described above under "Shares Authorized for Issuance") or decrease the purchase price of Shares offered pursuant to the Amended ESPP.

FUTURE ESPP BENEFITS

Participation in the Amended ESPP is voluntary and dependent on each eligible employee's election to participate and his or her determination as to the level of payroll deductions. Further, the number of Shares that may be purchased under the Amended ESPP is determined, in part, by the price of our Shares on the first and last day of each offering. Accordingly, the actual number of Shares that may be purchased by any eligible individual in the future is not determinable.

SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general summary under current law of the material U.S. federal income tax consequences to participants in the Amended ESPP. This summary deals with the general tax principles that apply and is provided only for general information. Certain types of taxes, such as state and local income taxes, are not discussed. Tax laws are complex and subject to change and may vary depending on individual circumstances and from locality to locality. The summary does not discuss all aspects of income taxation that may be relevant to a participant in light of his or her personal investment circumstances. This summarized tax information is not tax advice.

The Amended ESPP is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Code. Under the Code, employees will not recognize taxable income or gain with respect to Shares purchased under the Amended ESPP either at the offering date or the purchase date of an offering. If an employee disposes of Shares purchased under the

Amended ESPP more than two years after the offering date, or in the event of the employee's death at any time, the employee or the employee's estate generally will be required to report as ordinary compensation income for the taxable year of disposition or death an amount equal to the lesser of (a) the excess of the fair market value of the Shares at the time of disposition or death over the applicable purchase price, or (b) 15 percent of the fair market value of the Shares on the offering date. In the case of such a disposition or death, the Company will not be entitled to any deduction from income. Any gain on the disposition in excess of the amount treated as ordinary compensation income generally will be capital gain.

If an employee disposes of Shares purchased under the Amended ESPP within two years after the offering date, the employee generally will be required to report the excess of the fair market value of the Shares on the purchase date over the applicable purchase price as ordinary compensation income for the year of disposition. If the disposition is by sale, any difference between the fair market value of the Shares on the purchase date and the disposition price generally will be capital gain or loss. In the event of a disposition within two years after the offering date, the Company generally will be entitled to a deduction (subject to applicable limits under the Code) from income in the year of such disposition equal to the amount the employee is required to report as ordinary compensation income.

PURCHASES UNDER THE ESPP

The table below provides information on the number of Shares purchased by the following employees and groups since the inception of the ESPP through July 8, 2022. Non-employee directors are not eligible for participation in the ESPP. No associate of a non-employee director, nominee for election as a director or executive officer has purchased shares under the ESPP and no participating employee has purchased five percent or more of the total amount of Shares purchased under the ESPP.

NAME AND POSITION	NUMBER OF SHARES PURCHASED
John Donahoe II President and Chief Executive Officer	—
Mark Parker Executive Chairman	—
Matthew Friend Executive Vice President and Chief Financial Officer	3,892
Andrew Campion Chief Operating Officer	4,523
Heidi O'Neill President, Consumer and Marketplace	5,823
All current executive officers as a group	23,780
All non-employee directors as a group	—
All employees (including all current officers who are not executive officers) as a group	46,933,242

SHAREHOLDER PROPOSAL

PROPOSAL 5

TO CONSIDER A SHAREHOLDER PROPOSAL REGARDING A POLICY ON CHINA SOURCING

The following shareholder proposal will be voted on at the Annual Meeting only if properly presented by or on behalf of the shareholder proponent. Domini Impact Equity Fund, 180 Maiden Lane, Suite 1302, New York, NY 10038, a beneficial owner of at least $25,000 of Class B Stock, submitted the Proposal together with co-filer Vancity Investment Management Canadian Equity Fund (700 815 West Hastings Street, Vancouver, BC V6C 1B4, beneficial owner of 7,105 shares of Class B Stock). The Board of Directors recommends a vote **AGAINST** the proposal and asks shareholders to read through NIKE's response which follows the shareholder proposal.

SUPPORTING STATEMENT:

It has been reported that as many as 1.8 million Uyghur people, a Muslim ethnic minority group in China, have been arbitrarily detained and forced to endure severe human rights abuses, including forced labor, torture, and political indoctrination in the Xinjiang Uyghur Autonomous Region (Uyghur Region) since 2017 by the Government of the People's Republic of China. Reports indicate they have been subjected to forced labor at virtually all workplaces, including in the cotton supply chain.[1] The Uyghur Region produces approximately 85% of China's cotton, and Nike's manufacturing data suggests that about 30% of its materials were from Chinese factories.[2]

Traditional supply chain risk mitigation measures, such as worker interviews and third-party audits, are unreliable or not effective in this unique, high-risk, conflict affected context.[3] International labor auditors that conduct site visits and audits have been threatened, had their offices raided and closed, or been forced to leave the region.[4]

Companies may face legal, regulatory, and business continuity risk associated with China and the Uyghur Region. Global leaders understand the urgency of this issue and are acting on it. For example, the Uyghur Forced Labor Prevention Act (UFLPA), prohibiting importation to the United States of goods produced in the Uyghur Region, will enter into force in June 2022. The UFLPA covers goods produced with forced labor in China, not limited to the Uyghur Region, showing that this risk extends beyond the region. The U.S. State Department and other agencies issued the Xinjiang Supply Chain Business Advisory ("Business Advisory") due to the severity and extent of forced labor and other human rights abuses, noting the risks to businesses that do not exit the region.[5]

Nike's long leadership in supply chain transparency is evidenced by its manufacturing map, robust policies, and industry collaboration. The company has acknowledged concerns regarding reports of forced labor in the Uyghur Region, stated it does not directly source from there and highlighted cotton traceability at the raw materials level as an area of focus.[6] However, in this unique context, Nike's efforts are inadequate. Its supply chain transparency covers primarily its "Tier 1" direct suppliers, and forced labor risks extend to raw material sourcing and manufacturing at further tiers. Sourcing and manufacturing cotton from China, not limited solely to the Uyghur Region, exposes Nike to legal and reputational risk. Nike has been named in a criminal complaint filed in the Netherlands in 2021 and various reports relating to the issue.[7] Other companies have not only stopped sourcing from the Uyghur Region, but eliminated cotton from China throughout their supply chain to fulfill supply chain commitments prohibiting forced labor.[8] Nike's current actions leave shareholders concerned that cotton produced with forced labor may be in Nike's products.

Resolved: Shareholders request that Nike adopt a policy to pause sourcing of cotton and other raw materials from China until the U.S. government Business Advisory is lifted or rescinded.

[1] https://www.shu.ac.uk/helena-kennedy-centre-international-justice/research-and-projects/all-projects/laundered-cotton
[2] https://www.rfa.org/english/news/uyghur/cotton-12152020155916.html; https://manufacturingmap.nikeinc.com/
[3] https://www.cecc.gov/sites/chinacommission.house.gov/files/documents/CECC%20Staff%20Report%20March%202020%20-%20Global%20Supply%20Chains%2C%20Forced%20Labor%2C%20and%20the%20Xinjiang%20Uyghur%20Autonomous%20Region.pdf
[4] https://www.business-humanrights.org/fr/derni%C3%A8res-actualit%C3%A9s/china-closes-us-labour-auditor-as-tensions-mount-over-forced-labour-allegations/
[5] https://www.state.gov/wp-content/uploads/2021/07/Xinjiang-Business-Advisory-13July2021-1.pdf
[6] https://purpose.nike.com/statement-on-xinjiang
[7] https://www.scmp.com/news/china/article/3158093/nike-patagonia-ca-named-dutch-criminal-filing-chinese-forced-labour; https://acrobat.adobe.com/link/track?uri=urn:aaid:scds:US:e38ce54f-684d-4d55-8e62-ddc7ea20d9c9#pageNum=18; https://www.aspi.org.au/report/uyghurs-sale
[8] https://enduyghurforcedlabour.org/fashion/; https://www.llbean.com/dept_resources/shared/L.L.Bean_Statement_on_Chinese_Cotton.pdf?nav=C3tbX-518056&qs=3080290_tv2R4u9rlmY-IDPF4dKPdDwGVPlS_q_etw&cvosrc=Affiliate.linkshare.tv2R4u9rlmY

OPPOSITION STATEMENT

The Board of Directors recommends that shareholders vote AGAINST this proposal because:

- NIKE does not directly source cotton or raw materials, and we are committed to responsibly and sustainably sourcing our products, including the materials used throughout our supply chain, in a manner that respects human rights and promotes sustainable innovation. That is why our sourcing approach focuses on foundational expectations; gender equity; health & safety; worker engagement and well-being; and environmental responsibility;
- The Corporate Responsibility, Sustainability & Governance Committee provides oversight of management's efforts to ensure that the Company's dedication to sustainability innovation (including environmental sustainability and human rights) is reflected in its business operations;
- NIKE runs our business in an ethical way, and that commitment extends to the contract manufacturers who make our products. We collaborate with suppliers who share our commitment to responsible manufacturing, as measured by compliance with the standards laid out in our Supplier Code of Conduct and Code Leadership Standards, which can be found on our website; and
- Our current initiatives, which are discussed further on our website, help to drive changes throughout NIKE's supply chain and promote human rights and responsible manufacturing. NIKE expects all our suppliers to share our commitment to respecting the rights of workers and advancing their welfare, with particular care for people with unique vulnerabilities such as women, migrants, and temporary workers. While we have worked hard to develop and implement policies and procedures that bring our commitment to life, we are always looking to evolve and improve. We believe that these efforts are a better approach to promoting human rights and sustainability than prohibiting sourcing with respect to any particular country.

NIKE is deeply committed to ethical and responsible manufacturing. NIKE's approach to sourcing begins with building long-term relationships with manufacturing suppliers who share our commitment to making products responsibly and sustainably. The majority of Nike footwear and branded apparel is made by supplier groups that we have worked with for over 15 years. NIKE's code of conduct for suppliers ("Supplier Code") and Code Leadership Standards ("CLS"), which are publicly available on our website and translated into 15 languages, set strong expectations for our manufacturing partners, as well as procedures for ensuring compliance with such expectations.

We monitor compliance with the Supplier Code and CLS through regular audits, both announced and unannounced, to track the environmental and social performance of our manufacturing partners against those expectations. In the event of noncompliance, we investigate immediately. If improvements are required, we take a collaborative approach to working with suppliers to verify corrective actions are taken, problems are remediated, and managers have onsite verification. Should a supplier fail to remediate issues identified by an audit, it is subject to review and sanctions, including potential termination of the supplier relationship.

NIKE's commitment to ethical practices in our own operations and our supply chain begins at the highest level. The Board's Corporate Responsibility, Sustainability & Governance Committee reviews and evaluates the Company's significant strategies, activities, policies, investments, and programs regarding corporate purpose, including corporate responsibility, sustainability, human rights, and global community and social impact, and provides oversight of management's efforts to ensure that the Company's dedication to sustainability (including environmental sustainability and human rights) is reflected in our business operations.

While NIKE does not directly source cotton or raw materials, traceability at the raw materials level is an area of ongoing focus and board oversight. We are working closely with our suppliers, industry associations, brands and other stakeholders to pilot traceability approaches and map material sources to more proactively manage risks and opportunities and better track our sustainability efforts.

NIKE continues to evolve and strengthen our expectations and practices. NIKE continues to refine its approach to supplier sustainability. We continue to adopt new strategies to ensure that our suppliers grow with our business in a sustainable and safe way. We develop five-year targets to enhance NIKE's sustainable sourcing practices, which are disclosed to shareholders in our Impact Report. Historically we have set an ambitious target of sourcing 100% from facilities that meet our foundational labor, health, safety, and environmental standards, focusing on finished goods manufacturing partners that we contract with directly. For our 2025 targets, we expanded the scope of this target to include key material suppliers (supplying approximately 90% of our footwear uppers and apparel materials) and focus distribution centers (representing at least 80% of volume). As of fiscal 2021, 85% of the facilities in our extended supply chain, including 100% of finished good suppliers, are in compliance with our foundational expectations. Our Impact Report includes a roadmap to get this number to 100% by 2025.

In addition, in fiscal year 2021, we updated our Supplier Code to better reflect our priorities across labor, health and safety and the environment, drive consistency across the NIKE supply chain and meet our 2025 targets. As part of these changes, we added a new requirement for suppliers to develop and share their own internal Code of Conduct. This supports our expectation that suppliers will fully integrate our standards into their own business practices and compliance policies. We also strengthened expectations on identifying and addressing forced labor, child labor and freedom of association by elevating key risks of forced labor beyond recruitment fees to include freedom of movement, debt bondage and building sufficient systems to manage employment relationship of vulnerable worker groups like foreign workers. We clarified examples of hazardous work to align with the minimum working age and elevated requirements around non-retaliation or interference/intimidation to prevent right to freely associate.

As always, we plan to support our suppliers as we work together to meet our aggressive targets and implement the changes in our Supplier Code. We have transitioned to common industry assessments on environment, labor, and health and safety to reduce duplication and audit fatigue for suppliers working with multiple brands, and to ensure that we work with others in the industry to drive impact with a unified voice. We have also enhanced supplier access to training and capacity building to improve management systems, adopt technical improvements in environmental, labor, health and safety standards, and to sustain those improvements.

NIKE is committed to sharing with our stakeholders how we manage social and environmental issues and impacts. At NIKE, we set open goals and implement transparent policies to promote human rights and ensure our products are ethically produced, while sharing our progress and learnings along the way. Our annual Impact Report contains robust disclosure regarding our foundational expectations and five-year targets. Each year's report highlights our progress towards our targets and describes the work undertaken to support that progress.

The Responsible Sourcing page of our website goes into further detail, including our updated Supplier Code, a description of the changes we made to our code in fiscal 2021, and our CLS, which specifies how contract manufacturers should implement the Supplier Code and articulates how we measure supplier compliance efforts and progress against our Supplier Code, including specific requirements on the management of key forced labor risks.

Finally, we published the NIKE, Inc. Statement on Forced Labor, Human Trafficking and Modern Slavery for Fiscal Year 2021 on our website. The statement describes NIKE's commitment to ethical and responsible manufacturing, our ongoing supplier diligence and monitoring to identify and assess potential forced labor risks, how we engage with suppliers to prioritize the well-being of their workers, and our partnerships with various organizations to drive collaborative efforts to address critical human rights risks, such as forced labor.

In summary, NIKE continues to work tirelessly to ensure that respect for people and the planet is integrated throughout NIKE's entire supply chain and to disclose our initiatives and policies around sustainable sourcing so our shareholders have meaningful insight into our progress in this area. We believe that our decades of commitment to these issues have led to more effective and impactful solutions than would be accomplished by prohibiting sourcing from any particular country. The Board of Directors believes that the Company's policies effectively articulate our long-standing support for, and continued commitment to, human rights and sustainable sourcing, rendering the proposal ineffective and unnecessary.

BOARD RECOMMENDATION

X   The Board of Directors recommends that shareholders vote **AGAINST** the shareholder proposal.

STOCK OWNERSHIP INFORMATION

STOCK HOLDINGS OF CERTAIN OWNERS AND MANAGEMENT

The following table sets forth the number of shares of the classes of NIKE securities beneficially owned, as of June 30, 2022, after giving effect to any transactions that occurred on such date, by (1) each person known to the Company to be the beneficial owner of more than 5 percent of any class of the Company's securities, (2) each of the directors and nominees for director, (3) each executive officer listed in the Summary Compensation Table ("Named Executive Officers"), and (4) all directors, Named Executive Officers, and other executive officers as a group. Because Class A Stock is convertible into Class B Stock on a share-for-share basis, each beneficial owner of Class A Stock is deemed by the SEC to be a beneficial owner of the same number of shares of Class B Stock. Therefore, in indicating a person's beneficial ownership of shares of Class B Stock in the table, it has been assumed that such person has converted into Class B Stock all shares of Class A Stock of which such person is a beneficial owner. For these reasons the table contains substantial duplications in the numbers of shares and percentages of Class A and Class B Stock shown for Swoosh, LLC, Philip Knight, and the Travis A. Knight 2009 Irrevocable Trust II. In addition, unless otherwise indicated, all persons named below can be reached c/o Corporate Secretary, NIKE, Inc., One Bowerman Drive, Beaverton, Oregon 97005-6453.

	TITLE OF CLASS	SHARES BENEFICIALLY OWNED[1]	PERCENT OF CLASS[2]
Cathleen A. Benko	Class B	9,138	—
Elizabeth J. Comstock	Class B	18,839	—
Timothy D. Cook	Class B	46,639 [3]	—
John J. Donahoe II[4]	Class B	910,325 [3][5]	—
Thasunda B. Duckett	Class B	4,748	—
Alan B. Graf, Jr.	Class B	193,631	—
Peter B. Henry	Class B	1,701	—
Travis A. Knight	Class B	25,099 [6]	—
Mark G. Parker[4]	Class B	3,309,749 [3][5]	0.3%
Michelle A. Peluso	Class B	23,973	—
John W. Rogers, Jr.	Class B	25,681	—
Andrew Campion[4]	Class B	360,932 [3]	—
Matthew Friend[4]	Class B	177,140 [3]	—
Heidi O'Neill[4]	Class B	164,318 [3]	—

	TITLE OF CLASS	SHARES BENEFICIALLY OWNED[1]	PERCENT OF CLASS[2]
Sojitz Corporation of America 1211 S.W. 5th Ave, Pacwest Center, Ste. 2220, Portland, OR 97204	Preferred [7]	300,000	100.0%
Philip H. Knight One Bowerman Drive, Beaverton, OR 97005	Class A	21,404,487 [8]	7.0%
	Class B	34,740,174 [9]	2.7%
Swoosh, LLC 22990 NW Bennett Street, Hillsboro, OR 97124	Class A	233,500,000 [10]	76.6%
	Class B	233,500,000	15.6%
Travis A. Knight 2009 Irrevocable Trust II 22990 NW Bennett Street, Hillsboro, OR 97124	Class A	41,006,369 [11]	13.5%
	Class B	41,006,369 [11]	3.1%
The Vanguard Group 100 Vanguard Blvd., Malvern, PA 19355	Class B	106,359,777 [12]	8.3% [12]
BlackRock, Inc. 55 East 52nd Street, New York, NY 10055	Class B	89,983,773 [13]	7.0% [13]
All directors and executive officers as a group (16 persons)	Class B	5,612,297 [3][5]	0.4%

(1) A person is considered to beneficially own any shares: (a) over which the person exercises sole or shared voting or investment power, or (b) of which the person has the right to acquire beneficial ownership at any time within 60 days (such as through conversion of securities or exercise of stock options). Unless otherwise indicated, voting and investment power relating to the above shares is exercised solely by the beneficial owner or shared by the owner and the owner's spouse or children.

(2) Omitted if less than 0.1 percent.

(3) These amounts include the right to acquire the following numbers of shares within 60 days after June 30, 2022 pursuant to the exercise of stock options: 14,000 shares for Mr. Cook, 788,117 shares for Mr. Donahoe, 1,866,930 shares for Mr. Parker, 347,080 shares for Mr. Campion, 164,589 shares for Mr. Friend, 122,356 shares for Ms. O'Neill, and 3,587,473 shares for the executive officer and director group.

(4) Named Executive Officer listed in the Summary Compensation Table.

(5) Includes shares held in accounts under the NIKE, Inc. 401(k) Savings and Profit Sharing Plan: 107 shares for Mr. Donahoe, 36,995 shares for Mr. Parker, and 51,533 shares for the executive officer and director group.

(6) Does not include 233,500,000 shares of Class A Stock that are owned by Swoosh, LLC. Mr. Travis Knight has disclaimed beneficial ownership of all such shares.

(7) Preferred Stock does not have general voting rights except as provided by law, and under certain circumstances as provided in the Company's Restated Articles of Incorporation, as amended.

(8) Does not include 521,792 shares of Class A Stock that are owned by Mr. Philip Knight's spouse. Mr. Philip Knight has disclaimed ownership of all such shares. Mr. Philip Knight holds the position Chairman Emeritus, and has a standing invitation to attend all meetings of the Board as a non-voting observer.

(9) Does not include: (a) 521,792 shares of Class A Stock that are owned by Mr. Philip Knight's spouse, and (b) 29,586,056 shares of Class B Stock held by the Knight Foundation, a charitable foundation in which Mr. Philip Knight and his spouse are directors. Mr. Philip Knight has disclaimed ownership of all such shares.

(10) Information provided as of July 17, 2020 in the Form 4 filed by the shareholder.

(11) Includes 21,863,989 shares of Class A Stock held directly by the Travis A. Knight 2009 Irrevocable Trust II (the "Trust") and 19,142,380 shares of Class A Stock held by an indirect subsidiary of the Trust. Mr. Travis Knight and members of his immediate family are among the beneficiaries of the Trust. Mr. Travis Knight disclaims beneficial ownership of the Company's securities held directly and indirectly by the Trust, except to the extent of his pecuniary interest therein.

(12) Information provided as of December 31, 2021 in Schedule 13G filed by the shareholder.

(13) Information provided as of December 31, 2021 in Schedule 13G filed by the shareholder.

TRANSACTIONS WITH RELATED PERSONS

Philip Knight, the father of NIKE director Travis Knight, serves as Chairman Emeritus, which provides a standing invitation for Philip Knight to attend meetings of the Board and its committees as a non-voting observer. In fiscal 2022, as Chairman Emeritus, Mr. Knight received an annual salary of $500,000, and medical and dental insurance coverage generally available to employees.

The Company's written policy requires the Corporate Responsibility, Sustainability & Governance Committee to review any transaction or proposed transaction with a related person that would be required to be reported under Item 404(a) of Regulation S-K, and to determine whether to ratify or approve the transaction, with ratification or approval to occur only if the committee determines that the transaction is fair to the Company or that approval or ratification of the transaction is in the interest of the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of the Compensation Committee of the Board of Directors during fiscal 2022 were Timothy D. Cook, Cathleen A. Benko, and Elizabeth J. Comstock. The committee is composed solely of independent, non-employee directors. No member of the Compensation Committee has been an executive officer of the Company, and no member of the Compensation Committee had any relationships requiring disclosure by the Company under the SEC's rules requiring disclosure of certain relationships and related-party transactions. None of the Company's executive officers served as a director or member of a compensation committee (or other committee serving an equivalent function) of any other entity, the executive officers of which served as a director or member of the Compensation Committee of the Company during fiscal 2022.

OTHER MATTERS

As of the time this proxy statement was printed, management was unaware of any proposals to be presented for consideration at the Annual Meeting other than those set forth herein, but if other matters do properly come before the Annual Meeting, the persons named in the proxy will vote the shares represented by such proxy according to their best judgment.

SHAREHOLDER PROPOSALS

A shareholder proposal (other than a proxy access nomination) intended for inclusion in the Company's proxy statement and form of proxy for the 2023 annual meeting of shareholders must be received by the Corporate Secretary of NIKE, Inc. at shareholder.proposals@Nike.com on or before March 30, 2023. Rules under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), describe standards as to the submission of shareholder proposals. A shareholder proxy access nomination intended for inclusion in the Company's proxy statement and form of proxy for the 2023 annual meeting of shareholders must be received, along with the other information required by the Company's Bylaws, by the Corporate Secretary of NIKE, Inc. at One Bowerman Drive, Beaverton, Oregon 97005-6453, no earlier than February 28, 2023 and no later than March 30, 2023.

In addition, the Company's Bylaws require that any shareholder wishing to make a nomination for director or introduce a proposal or other business at a shareholder meeting must give the Company at least 60 days' advance written notice (which for the 2022 annual meeting of shareholders was July 11, 2022) and that notice must meet certain other requirements described in the Bylaws.

In addition to satisfying the foregoing requirements under the Company's Bylaws, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees for the 2023 annual meeting of shareholders must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than July 11, 2023.

For the Board of Directors,

Mary I. Hunter
Vice President, Corporate Secretary

EXHIBIT A

NIKE, INC.

EMPLOYEE STOCK PURCHASE PLAN
(As amended as of June 16, 2022)

1. **Purpose of the Plan.** NIKE, Inc. (the "**Company**") believes that ownership of shares of its common stock by employees of the Company and its Participating Subsidiaries (as defined below) is desirable as an incentive to better performance and improvement of profits, and as a means by which employees may share in the rewards of growth and success. The purpose of the Company's Employee Stock Purchase Plan (the "**Plan**") is to provide a convenient means by which employees of the Company and Participating Subsidiaries may purchase the Company's shares through payroll deductions and a method by which the Company may assist and encourage such employees to become share owners. The Company operates a Foreign Subsidiary Employee Stock Purchase Plan (as amended from time to time, the "**Foreign ESPP**") pursuant to which selected groups of employees of the Company's foreign subsidiaries ("**Foreign Subsidiaries**") are provided a similar opportunity to purchase Company shares. Such groups of employees designated as participating groups for purposes of the Foreign ESPP are hereinafter referred to as "**Participating Foreign ESPP Groups.**"

2. **Shares Reserved for the Plan.** There are 62,000,000 shares of the Company's authorized but unissued or reacquired Class B Common Stock reserved for purposes of the Plan. The number of shares reserved for the Plan is subject to adjustment in the event of any stock dividend, stock split, combination of shares, recapitalization or other change in the outstanding Class B Common Stock of the Company. The determination of whether an adjustment shall be made and the manner of any such adjustment shall be made by the Board of Directors of the Company (the "**Board**"), which determination shall be conclusive.

3. **Administration of the Plan.** The Board has delegated to the Vice President of Global Human Resources of the Company (or, if the officer who is the Company's senior human resources executive shall have a title other than Vice President of Global Human Resources, then such other officer) all authority for administration of the Plan and, in connection with such delegation and unless otherwise determined by the Board, the Plan shall be administered by or under the direction of such officer (the "**Authorized Officer**"), who may delegate some or all of his or her duties and authority to one or more Company employees. The Authorized Officer may promulgate rules and regulations for the operation of the Plan, adopt forms for use in connection with the Plan, and decide any question of interpretation of the Plan or rights arising thereunder. The Authorized Officer may consult with counsel for the Company on any matter arising under the Plan. Unless otherwise determined by the Board, all determinations and decisions of the Authorized Officer or the Board shall be conclusive.

4. **Eligible Employees.** The Board hereby authorizes the purchase of shares of Class B Common Stock pursuant to the Plan by employees of the Company and of each corporate subsidiary of the Company, but has delegated to the Authorized Officer the authority to designate from time to time those subsidiaries which shall be participants in the Plan (each such participating subsidiary being hereinafter called a "Participating Subsidiary"). All Eligible Employees (as defined below) of the Company and all Eligible Employees of each Participating Subsidiary are eligible to participate in the Plan. An "Eligible Employee" is an employee of the Company or a Participating Subsidiary who has been employed by the Company or a Participating Subsidiary for at least one full month prior to the Offering Date (as defined below) excluding, however, (a) any employee whose customary employment is less than 20 hours per week and (b) any employee who would, after a purchase of shares under the Plan, own or be deemed (under Section 424(d) of the Internal Revenue Code of 1986, as amended (the "Code")) to own stock (including stock subject to any outstanding options held by the employee) possessing 5 percent or more of the total combined voting power or value of all classes of stock of the Company or any parent or subsidiary of the Company. The Board and Authorized Officer shall have the sole discretion to determine whether an individual satisfies the definition of Eligible Employee under this Section 4 and any such determination shall be final and binding on all parties. Notwithstanding the foregoing, any individual retroactively determined to be an Eligible Employee by the Company, a court, or a governmental agency will be permitted to participate only prospectively from the date of such determination, unless it is determined that the Company's decision was made in bad faith.

5. **Offerings.**

   a. *Offering and Purchase Dates.* The plan shall be implemented by a series of six-month offerings (the "Offerings"), with a new Offering commencing on April 1 and October 1 of each year. Each Offering commencing on April 1 of any year shall end on September 30 of that year, and each Offering commencing on October 1 of each year of any year shall end on March 31 of the following year. The first day of each Offering is the "**Offering Date**" for that Offering and the last day of each Offering is the "**Purchase Date**" for that Offering.

b. ***Grants; Limitations.*** On each Offering Date, each Eligible Employee shall be granted an option under the Plan to purchase shares of Class B Common Stock on the Purchase Date for the Offering for the price determined under paragraph 7 of the Plan exclusively through payroll deductions authorized under paragraph 6 of the Plan; provided, however, that (i) no option shall permit the purchase of more than 500 shares, and (ii) no option may be granted under the Plan that would allow an employee's right to purchase shares under all stock purchase plans of the Company and its parents and subsidiaries to which Section 423 of the Code applies to accrue at a rate that exceeds $25,000 of fair market value of shares (determined at the date of grant) in any calendar year.

6. **Participation in the Plan.**

a. ***Initiating Participation.*** An Eligible Employee may participate in an Offering under the Plan by submitting to the Company or its agent a subscription and payroll deduction authorization in the form specified by the Company. The subscription and payroll deduction authorization must be submitted no later than the "**Subscription Deadline**," which shall be a number of days prior to the Offering Date with the exact number of days being established from time to time by the Authorized Officer by written notice to Eligible Employees. Once submitted, a subscription and payroll deduction authorization shall remain in effect unless amended or terminated, and upon the expiration of an Offering the participants in that Offering will be automatically enrolled in the new Offering starting the following day. The payroll deduction authorization will authorize the employing corporation to make payroll deductions in an amount designated by the participant from each of the participant's paychecks during the Offering. The designated amount to be deducted from each paycheck must be a whole percentage of not less than one percent or more than 10 percent of the participant's Compensation (as defined below) for the period covered by the paycheck; provided, however, that the amount actually deducted from any paycheck shall not exceed the amount remaining after deduction of all other required or elective withholdings and deductions from that paycheck. If payroll deductions are made by a Participating Subsidiary, that corporation will promptly remit the amount of the deductions to the Company.

b. ***Definition of Compensation.*** "**Compensation**" means amounts received by the participant from the Company or Participating Subsidiary to the extent that the amounts are subject to federal income tax withholding on wages under Section 3401(a) of the Code, determined without regard to any limitations based on the nature or location of the employment or the services performed, and adjusted as follows:

    i. Before-tax contributions to a non-qualified deferred compensation arrangement, contributions to a plan qualified under Section 401(k) of the Code, and any amounts set aside by the participant from otherwise taxable pay under a welfare benefit plan qualified under Section 125 of the Code or for qualified transportation fringe benefits under Section 132 of the Code shall be included.

    ii. Taxable expense reimbursements, any amount paid in lieu of unused paid-time off (before or after termination of employment), moving expenses, welfare benefits, payments from a nonqualified deferred compensation plan, amounts realized from the exercise of a stock option or lapse of restrictions on restricted property, payments made in any form under the Company's Long Term Incentive Plan (or similar long term incentive arrangements maintained by a Participating Subsidiary), and adjustments for overseas employment (other than any transfer premium) shall be excluded.

c. ***Amending Participation.*** After a participant has begun participating in the Plan by initiating payroll deductions, the participant may amend the payroll deduction authorization (i) once during any Offering to decrease the amount of payroll deductions, and (ii) effective for the first paycheck of a new Offering to either increase or decrease the amount of payroll deductions. A request for a decrease in payroll deductions during an Offering must be submitted to the Company in the form specified by the Company no later than the Change Deadline (as defined below) for that Offering, and shall be effective for any paycheck only if the request is received by the Company at least 10 business days prior to the payday for that paycheck. A request for an increase or decrease in payroll deductions effective for the first paycheck of a new Offering must be submitted to the Company in the form specified by the Company no later than the Subscription Deadline for the new Offering. In addition, if the amount of payroll deductions from any participant during an Offering exceeds the maximum amount that can be applied to purchase shares in that Offering under the limitations set forth in paragraph 5(b) above, then (x) payroll deductions from the participant shall cease and all such excess amounts shall be refunded to the participant, and (y) payroll deductions from the participant shall restart as of the commencement of the next Offering at the rate set forth in the participant's then effective payroll deduction authorization.

d. ***Terminating Participation.*** After a participant has begun participating in the Plan by initiating payroll deductions, the participant may terminate participation in the Plan by notice to the Company in the form specified by the Company. To be effective to terminate participation in an Offering, a notice of termination must be submitted no later than the "**Change Deadline,**" which shall be a number of days prior to the Purchase Date for that Offering with the exact number of days being established from time to time by the Authorized Officer by written notice to participants. Participation in the Plan shall also terminate when a participant ceases to be an Eligible Employee for any reason, including death or retirement. A participant may not reinstate participation in the Plan with respect to a particular Offering after once terminating participation in the Plan with respect to that Offering. Upon termination of a participant's participation in the Plan, all amounts deducted from the participant's Compensation and not previously used to purchase shares under the Plan shall be returned to the participant; provided, however, that, if an employee's participation in the Plan terminates because he or she has become an employee in a Participating Foreign ESPP Group (and has therefore ceased to be an Eligible Employee), then, if such event occurs during an offering under the Foreign ESPP (but after the offering date for that offering), (i) such amounts shall not be returned to the participant, but shall instead be contributed and applied to the purchase of shares under the Foreign ESPP, subject to the terms and conditions of the Foreign ESPP, and (ii) the employee shall otherwise participate in the Foreign ESPP, subject to the terms and conditions of the Foreign ESPP.

7. **Option Price.** The price at which shares shall be purchased in an Offering shall be the lower of (a) 85% of the fair market value of a share of Class B Common Stock on the Offering Date of the Offering or (b) 85% of the fair market value of a share of Class B Common Stock on the Purchase Date of the Offering. The fair market value of a share of Class B Common Stock on any date shall be the closing price on the immediately preceding trading day of the Class B Common Stock on the New York Stock Exchange or, if the Class B Common Stock is not traded on the New York Stock Exchange, such other reported value of the Class B Common Stock as shall be specified by the Board.

8. **Purchase of Shares**. All amounts withheld from the Compensation of a participant shall be credited to his or her account under the Plan. No interest will be paid on such accounts, unless otherwise determined by the Authorized Officer. On each Purchase Date, the amount of the account of each participant will be applied to the purchase of shares (including fractional shares) by such participant from the Company at the price determined under paragraph 7 above. Any cash balance remaining in a participant's account after a Purchase Date as a result of the limitations set forth in paragraph 5(b) above shall be repaid to the participant.

9. **Delivery and Custody of Shares**. Shares purchased by participants pursuant to the Plan will be delivered to and held in the custody of such investment or financial firm (the "**Custodian**") as shall be appointed by the Authorized Officer. The Custodian may hold in nominee or street name certificates for shares purchased pursuant to the Plan, and may commingle shares in its custody pursuant to the Plan in a single account without identification as to individual participants. By appropriate instructions to the Custodian, a participant may from time to time sell all or part of the shares held by the Custodian for the participant's account at the market price at the time the order is executed. If a participant desires to sell all of the shares in his or her account, the Custodian or the Company will purchase any fraction of a share in the account at the same price per share that the whole shares are sold on the market. By appropriate instructions to the Custodian, a participant may obtain (a) transfer into the participant's own name of all or part of the whole shares held by the Custodian for the participant's account and delivery of such whole shares to the participant, or (b) transfer of all or part of the whole shares held for the participant's account by the Custodian to a regular individual brokerage account in the participant's own name, either with the firm then acting as Custodian or with another firm; provided, however, that no shares may be transferred under (a) or (b) until two years after the Offering Date of the Offering in which the shares were purchased.

10. **Records and Statements**. The Custodian will maintain the records of the Plan. As soon as practicable after each Purchase Date each participant will receive a statement showing the activity of his or her account since the preceding Purchase Date and the balance on the Purchase Date as to both cash and shares. Participants will be furnished such other reports and statements, and at such intervals, as the Authorized Officer shall determine from time to time.

11. **Expense of the Plan.** The Company will pay all expenses incident to operation of the Plan, including costs of record keeping, accounting fees, legal fees, commissions and issue or transfer taxes on purchases pursuant to the Plan, on dividend reinvestments and on delivery of shares to a participant or into his or her brokerage account. Unless otherwise provided by the Board or the Authorized Officer in its discretion, the Company will not pay expenses, commissions or taxes incurred in connection with sales of shares by the Custodian at the request of a participant. Expenses to be paid by a participant will be deducted from the proceeds of sale prior to remittance.

12. **Rights Not Transferable.** The right to purchase shares under this Plan is not transferable by a participant, and such right is exercisable during the participant's lifetime only by the participant. Upon the death of a participant, any cash withheld and not previously applied to purchase shares, together with any shares held by the Custodian for the participant's account shall be transferred to the persons entitled thereto under the laws of the state of domicile of the participant upon a proper showing of authority.

13. **Dividends and Other Distributions; Reinvestment.** Stock dividends and other distributions in shares of Class B Common Stock of the Company on shares held by the Custodian shall be issued to the Custodian and held by it for the account of the respective participants entitled thereto. Cash distributions other than dividends, if any, on shares held by the Custodian will be paid currently to the participants entitled thereto. Cash dividends, if any, on shares held by the Custodian may be reinvested in Class B Common Stock on behalf of the participants entitled thereto. The Custodian shall establish a separate account for each participant for the purpose of holding any shares acquired through reinvestment of participants' dividends. On each dividend payment date, the Custodian shall receive from the Company the aggregate amount of dividends payable with respect to all shares held by the Custodian for participants' accounts under the Plan. As soon as practicable thereafter, the Custodian shall use such portion of the funds designated for reinvestment to purchase shares of Class B Common Stock in the public market, and shall then allocate such shares (including fractional shares) among the dividend reinvestment accounts of the participants pro rata based on the amount of dividends reinvested for such participants. For those participants receiving cash dividends, the Custodian shall allocate the remainder of such funds among the accounts of such participants pro rata based upon the amount of dividends received. A participant may sell or transfer shares in the participant's dividend reinvestment account in accordance with paragraph 9 above, except that there shall be no holding period required for a transfer from a dividend reinvestment account.

14. **Voting and Shareholder Communications.** In connection with voting on any matter submitted to the shareholders of the Company, the Custodian will cause the shares held by the Custodian for each participant's accounts to be voted in accordance with instructions from the participant or, if requested by a participant, furnish to the participant a proxy authorizing the participant to vote the shares held by the Custodian for his or her accounts. Copies of all general communications to shareholders of the Company will be sent to participants in the Plan.

15. **Tax Withholding.** Each participant who has purchased shares under the Plan shall immediately upon notification of the amount due, if any, pay to the Company in cash amounts necessary to satisfy any applicable federal, state and local tax withholding determined by the Company to be required. If the Company determines that additional withholding is required beyond any amount deposited at the time of purchase, the participant shall pay such amount to the Company on demand. If the participant fails to pay the amount demanded, the Company may withhold that amount from other amounts payable by the Company to the participant, including salary, subject to applicable law.

16. **Responsibility and Indemnity.** Neither the Company, the Board, the Custodian, any Participating Subsidiary, any Foreign Subsidiary, nor any member, officer, agent, or employee of any of them, shall be liable to any participant under the Plan for any mistake of judgment or for any omission or wrongful act unless resulting from gross negligence, willful misconduct or intentional misfeasance. The Company will indemnify and save harmless the Board, the Custodian and any such member, officer, agent or employee against any claim, loss, liability or expense arising out of the Plan, except such as may result from the gross negligence, willful misconduct or intentional misfeasance of such entity or person.

17. **Conditions and Approvals.** The obligations of the Company under the Plan shall be subject to compliance with all applicable state and federal laws and regulations, compliance with the rules of any stock exchange on which the Company's securities may be listed, and approval of such federal and state authorities or agencies as may have jurisdiction over the Plan or the Company. The Company will use its best effort to comply with such laws, regulations and rules and to obtain such approvals.

18. **Amendment of the Plan.** Unless otherwise determined by the Board, the Board or the Authorized Officer may from time to time amend the Plan in any and all respects; provided, however, that only the Board may change (a) the number of shares reserved for purposes of the Plan, (b) the purchase price of shares offered pursuant to the Plan, (c) the terms of paragraph 5 above, or (d) in paragraph 6(a) above the maximum percentage of a participant's Compensation that may be deducted from a participant's paycheck during an Offering. Notwithstanding the foregoing, the Board may not without the approval of the shareholders of the Company increase the number of shares reserved for purposes of the Plan (except for adjustments authorized in paragraph 2 above) or decrease the purchase price of shares offered pursuant to the Plan.

19. **Termination of the Plan.** The Plan shall terminate when all of the shares reserved for purposes of the Plan have been purchased, provided that (a) the Board or the Authorized Officer in their sole discretion may at any time terminate the

Plan with respect to any Participating Subsidiary, without any obligation on account of such termination, except as set forth in the following sentence, and (b) the Board in its sole discretion may at any time terminate the Plan completely, without any obligation on account of such termination, except as set forth in the following sentence. Upon any such termination, the cash and shares, if any, held in the accounts of each participant to whom the termination applies shall forthwith be distributed to the participant or to the participant's order, provided that if prior to such termination, the Board and shareholders of the Company shall have adopted and approved a substantially similar plan, the Board may in its discretion determine that the accounts of each participant under this Plan to whom the termination applies shall be carried forward and continued as the accounts of such participant under such other plan, subject to the right of any participant to request distribution of the cash and shares, if any, held for his or her accounts.

ANNUAL
MEETING
AND
PROXY STATEMENT

September 9, 2022



Whether or not you plan to attend the meeting, please sign and date the enclosed proxy card and return it in the enclosed envelope, or vote online or by telephone following the instructions on the proxy card.



NIKE, INC.
ONE BOWERMAN DRIVE
BEAVERTON, OR 97005-6453

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com**

Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 p.m. Eastern Time on September 8, 2022 for shares held directly and by 11:59 p.m. Eastern Time on September 6, 2022 for shares held in a Plan. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/NKE2022**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 p.m. Eastern Time on September 8, 2022 for shares held directly and by 11:59 p.m. Eastern Time on September 6, 2022 for shares held in a Plan. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D21035-P43098   KEEP THIS PORTION FOR YOUR RECORDS

- -
DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

NIKE, INC.

The Board of Directors recommends a vote **FOR** all the nominees listed in Proposal 1, a vote **FOR** Proposals 2, 3, and 4, and a vote **AGAINST** Proposal 5.

1 Class A director nominees: To elect a Board of Directors for the ensuing year.

		For	Withhold
1a.	Cathleen A. Benko	☐	☐
1b.	Timothy D. Cook	☐	☐
1c.	John J. Donahoe II	☐	☐
1d.	Thasunda B. Duckett	☐	☐
1e.	Travis A. Knight	☐	☐
1f.	Mark G. Parker	☐	☐
1g.	John W. Rogers, Jr.	☐	☐

		For	Against	Abstain
2	To approve executive compensation by an advisory vote.	☐	☐	☐
3	To ratify the appointment of PricewaterhouseCoopers LLP as independent registered public accounting firm.	☐	☐	☐
4	To approve the amendment of the NIKE, Inc. Employee Stock Purchase Plan to increase authorized shares.	☐	☐	☐
5	To consider a shareholder proposal regarding a policy on China sourcing, if properly presented at the meeting.	☐	☐	☐
6	To transact such other business as may properly come before the meeting.			

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Signature [PLEASE SIGN WITHIN BOX]	Date		Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders To Be Held on September 9, 2022:

The Proxy Statement and NIKE, Inc.'s 2022 Annual Report to Shareholders are available online at www.investorvote.com or www.proxyvote.com, for registered and beneficial owners, respectively.

D21036-P43098

Proxy - NIKE, INC.

CLASS A COMMON STOCK PROXY

SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
FOR THE 2022 ANNUAL MEETING OF SHAREHOLDERS
September 9, 2022

The undersigned hereby appoints Mark G. Parker, Travis A. Knight, and Michelle A. Peluso, and each of them, proxies with full power of substitution, to vote, as designated on the reverse side, on behalf of the undersigned, all shares of Class A Common Stock which the undersigned may be entitled to vote at the Annual Meeting of Shareholders of NIKE, Inc. on September 9, 2022, and any adjournments thereof, with all powers that the undersigned would possess if personally present. A majority of the proxies or substitutes present at the meeting may exercise all powers granted hereby.

THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED AS SPECIFIED, BUT IF NO SPECIFICATION IS MADE, THIS PROXY WILL BE VOTED FOR THE ELECTION OF THE NOMINEES FOR DIRECTOR FOR PROPOSAL 1, FOR PROPOSALS 2, 3, AND 4, AND AGAINST PROPOSAL 5. THE PROXIES MAY VOTE IN THEIR DISCRETION AS TO OTHER MATTERS WHICH MAY COME BEFORE THE MEETING.

YOU ARE ENCOURAGED TO SPECIFY YOUR CHOICES BY MARKING THE APPROPRIATE BOXES, BUT YOU NEED NOT MARK ANY BOXES IF YOU WISH TO VOTE IN ACCORDANCE WITH THE BOARD OF DIRECTORS' RECOMMENDATIONS. THE PROXIES CANNOT VOTE THESE SHARES UNLESS YOU SIGN AND RETURN THIS CARD OR PROPERLY VOTE BY PHONE OR INTERNET.

Continued and to be signed on reverse side



NIKE, INC.
ONE BOWERMAN DRIVE
BEAVERTON, OR 97005-6453

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com**

Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 p.m. Eastern Time on September 8, 2022 for shares held directly and by 11:59 p.m. Eastern Time on September 6, 2022 for shares held in a Plan. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/NKE2022**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 p.m. Eastern Time on September 8, 2022 for shares held directly and by 11:59 p.m. Eastern Time on September 6, 2022 for shares held in a Plan. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D21037-P43098   KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

NIKE, INC.

The Board of Directors recommends a vote **FOR** all the nominees listed in Proposal 1, a vote **FOR** Proposals 2, 3, and 4, and a vote **AGAINST** Proposal 5.

1 Class B director nominees: To elect a Board of Directors for the ensuing year.

		For	Withhold
1a.	Alan B. Graf, Jr.	☐	☐
1b.	Peter B. Henry	☐	☐
1c.	Michelle A. Peluso	☐	☐

	For	Against	Abstain
2 To approve executive compensation by an advisory vote.	☐	☐	☐
3 To ratify the appointment of PricewaterhouseCoopers LLP as independent registered public accounting firm.	☐	☐	☐
4 To approve the amendment of the NIKE, Inc. Employee Stock Purchase Plan to increase authorized shares.	☐	☐	☐
5 To consider a shareholder proposal regarding a policy on China sourcing, if properly presented at the meeting.	☐	☐	☐

6 To transact such other business as may properly come before the meeting.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Signature [PLEASE SIGN WITHIN BOX] Date	Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders To Be Held on September 9, 2022:

The Proxy Statement and NIKE, Inc.'s 2022 Annual Report to Shareholders are available online at www.investorvote.com or www.proxyvote.com, for registered and beneficial owners, respectively.

D21038-P43098

Proxy - NIKE, INC.

CLASS B COMMON STOCK PROXY

SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
FOR THE 2022 ANNUAL MEETING OF SHAREHOLDERS
SEPTEMBER 9, 2022

The undersigned hereby appoints Mark G. Parker, Travis A. Knight, and Michelle A. Peluso, and each of them, proxies with full power of substitution, to vote, as designated on the reverse side, on behalf of the undersigned, all shares of Class B Common Stock which the undersigned may be entitled to vote at the Annual Meeting of Shareholders of NIKE, Inc. on September 9, 2022, and any adjournments thereof, with all powers that the undersigned would possess if personally present. A majority of the proxies or substitutes present at the meeting may exercise all powers granted hereby.

THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED AS SPECIFIED, BUT IF NO SPECIFICATION IS MADE, THIS PROXY WILL BE VOTED FOR THE ELECTION OF THE NOMINEES FOR DIRECTOR FOR PROPOSAL 1, FOR PROPOSALS 2, 3, AND 4, AND AGAINST PROPOSAL 5. THE PROXIES MAY VOTE IN THEIR DISCRETION AS TO OTHER MATTERS WHICH MAY COME BEFORE THE MEETING.

YOU ARE ENCOURAGED TO SPECIFY YOUR CHOICES BY MARKING THE APPROPRIATE BOXES, BUT YOU NEED NOT MARK ANY BOXES IF YOU WISH TO VOTE IN ACCORDANCE WITH THE BOARD OF DIRECTORS' RECOMMENDATIONS. THE PROXIES CANNOT VOTE THESE SHARES UNLESS YOU SIGN AND RETURN THIS CARD OR PROPERLY VOTE BY PHONE OR INTERNET.

Continued and to be signed on reverse side